HIGHLIGHTS

•	Produced record quarterly production of 47,853 boe/d in Q2/2011 (an increase of 2% over Q1/2011 and 9% over Q2/2010);

•
Generated funds from operations (“FFO”) of $138 million ($1.20 per basic share) in Q2/2011, the second highest level of quarterly FFO in the history of Baytex, and an increase of 26% over Q1/2011 and 29% over Q2/2010;

•	Generated net income of $107 million ($0.92 per basic share) in Q2/2011;

•	Continued cold development at our heavy oil resource play at Seal, with recently-drilled wells averaging 30-day peak production rates of approximately 680 bbl/d per well;

•	Continued steam assisted gravity drainage (“SAGD”) development at Kerrobert by drilling two new well pairs, the first of which is on production at initial rates of more than 1,000 bbl/d;

•
Restructured our credit facilities as three-year covenant-based facilities and increased the amount of the facilities to $700 million (previously $650 million), of which $385 million remains undrawn at the end of Q2/2011;

•	Maintained a cash payout ratio in Q2/2011 of 38% net of dividend reinvestment plan (“DRIP”) participation; and

•	Subsequent to the end of the second quarter, closed a small natural gas-weighted acquisition in west-central Alberta to consolidate previously non-operated interests at attractive acquisition metrics.

	Three Months Ended			Six Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
FINANCIAL (thousands of Canadian dollars, except per common share or unit amounts)
Petroleum and natural gas sales	336,899	290,315	241,581	627,214	503,363
Funds from operations(1)	138,233	109,470	107,413	247,703	213,619
Per share or unit – basic	1.20	0.96	0.97	2.15	1.93
Per share or unit – diluted	1.17	0.93	0.94	2.10	1.87
Cash dividends or distributions declared(2)	52,763	52,002	46,761	104,765	95,903
Per share or unit	0.60	0.60	0.54	1.20	1.08
Net income	106,863	950	157,440	107,813	186,941
Per share or unit – basic	0.92	0.01	1.42	0.94	1.69
Per share or unit – diluted	0.90	0.01	1.38	0.91	1.64
Exploration and development	108,453	87,014	57,354	195,467	112,710
Property acquisitions	(185)	37,518	5,531	37,333	7,864
Corporate acquisition	1,325	117,346	40,314	118,671	40,314
Total oil and natural gas	109,593	241,878	103,199	351,471	160,888
expenditures
Bank loan	315,073	298,591	341,919	315,073	341,919
Convertible debentures	–	–	5,864	–	5,864
Long-term debt	294,645	295,770	150,000	294,645	150,000
Working capital deficiency	72,621	73,709	62,283	72,621	62,283
Total monetary debt(3)	682,339	668,070	560,066	682,339	560,066

Notes:

(1)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. Baytex’s funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months and six months ended June 30, 2011.

(2)	Cash dividends or distributions declared are net of DRIP participation.

(3)
Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and the balance sheet amount of any convertible debentures and long-term bank loans.

	Three Months Ended			Six Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
OPERATING
Daily production
Light oil and NGL (bbl/d)	6,055	6,606	6,443	6,329	6,551
Heavy oil (bbl/d)	33,839	31,792	28,263	32,821	27,773
Total oil (bbl/d)	39,894	38,398	34,706	39,150	34,324
Natural gas (mmcf/d)	47.8	51.0	56.4	49.4	56.7
Oil equivalent (boe/d @ 6:1)(1)	47,853	46,902	44,104	47,380	43,766
Average prices (before hedging)
WTI oil (US$/bbl)	102.56	94.10	78.03	98.33	78.37
Edmonton par oil ($/bbl)	102.63	88.45	75.46	95.57	77.88
BTE light oil and NGL ($/bbl)	89.11	75.68	64.38	82.14	66.23
BTE heavy oil ($/bbl)(2)	71.02	59.89	57.59	65.60	59.78
BTE total oil and NGL ($/bbl)	73.78	62.57	58.84	68.26	61.01
BTE natural gas ($/mcf)	4.36	4.19	4.19	4.27	4.75
BTE oil equivalent ($/boe)	65.84	55.86	51.68	60.89	54.02
USD/CAD noon rate at period end	1.0370	1.0290	0.9429	1.0370	0.9429
USD/CAD average rate for period	1.0334	1.0142	0.9733	1.0237	0.9671
COMMON SHARE OR TRUST UNIT INFORMATION
TSX
Share or Unit price (Cdn$)
High	$58.76	$56.95	$36.31	$58.76	$36.80
Low	$47.59	$46.00	$27.72	$46.00	$27.72
Close	$52.72	$56.69	$31.80	$52.72	$31.80
Volume traded (thousands)	22,857	34,198	28,441	57,055	50,889
NYSE
Share or Unit price (US$)
High	$61.95	$58.52	$36.23	$61.95	$36.23
Low	$48.63	$46.25	$25.64	$46.25	$25.64
Close	$54.44	$58.38	$29.95	$54.44	$29.95
Volume traded (thousands)	9,851	8,184	7,292	18,035	11,744
Common shares or trust units outstanding (thousands)	116,004	115,177	111,259	116,004	111,259

Notes:

(1)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)	Heavy oil wellhead prices are net of blending costs.

Forward-Looking Statements

This report contains forward-looking statements relating to: initial production rates from wells drilled; development plans for our properties, including the number of wells to be drilled in the second half of 2011; our Cliffdale cyclic steam stimulation project at Seal, including our assessment of the results of the third steam injection cycle for our pilot well, the steam-oil ratio for the third steam injection cycle and the completion of a 10-well commercial module of CSS development, including the commencement of steam injection into four additional wells and the drilling of five additional CSS wells; our Kerrobert Thermal project, including the start-up of two additional SAGD well pairs, the number of SAGD drilling locations; our ability to optimize the placement of SAGD well pairs by drilling stratigraphic test wells and the expansion of the steam plant; the natural gas-weighted acquisition in west-central Alberta, including our ability to consolidate it into our existing operations, the 2011 net operating income from the acquired assets, the production from the acquired assets for the last four months of 2011 and the remaining proved plus probable reserves attributable to the acquired assets; our Bakken/Three Forks play in North Dakota, including the timing of completing multi-stage fracture treatments on wells previously drilled and our drilling program for the remainder of 2011; our exploration and development capital expenditures for 2011; the production impact in 2011 of the incremental capital program; our average production rate for 2011; our product mix for 2011; the demand for Canadian heavy oil by U.S. refiners; the existence, operation and strategy of our risk management program for commodity prices and foreign exchange rates; the amount of our undrawn credit facilities at June 30, 2011; our debt to FFO ratio; our liquidity and financial capacity; and the sufficiency of our financial resources to finance our operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. The level of future cash dividends will depend on the amount of funds from operations generated by our operations and our prevailing financial circumstances at the time. We refer you to the end of the Management’s Discussion and Analysis section of this report for our adviroy on forward- looking statements.

Non-GAAP Financial Measures

In this report we refer to certain measures that are commonly used in the oil and gas industry but are not based on generally accepted accounting principles in Canada, such as funds from operations and total monetary debt. For a description of these measures, we refer you to “Non-GAAP Financial Measures” in the Management’s Discussion and Analysis section of this report.

All amounts in this report are stated in Canadian dollars unless otherwise specified.

MESSAGE TO SHAREHOLDERS

Operations Review

Production averaged 47,853 boe/d during the second quarter of 2011, as compared to 44,104 boe/d in the second quarter of 2010 and 46,902 boe/d in the first quarter of 2011. Oil-equivalent production increased by 9% from the second quarter of 2010, with oil and natural gas liquids (“NGL”) production 15% higher and natural gas production 15% lower. Oil equivalent production increased by 2% from the first quarter of 2011, with oil and NGL production 4% higher and natural gas production 6% lower. Second quarter production was negatively impacted by several weather factors, most notably extremely wet ground conditions in North Dakota, which reduced light oil deliveries.

Capital expenditures for exploration and development activities totaled $108.5 million for the second quarter of 2011. During the second quarter, Baytex participated in the drilling of 47 (38.0 net) wells, resulting in 44 (35.0 net) oil wells, two (2.0 net) service wells, and one (1.0 net) dry and abandoned well for a 98% (97% net) success rate. In our Lloydminster heavy oil area, we drilled 19 (16.8 net) oil wells, two (2.0 net) service wells, and one (1.0 net) dry and abandoned well. At Seal, we drilled eleven (11.0 net) horizontal cold production wells. In our light oil and gas areas in western Canada, we drilled six (4.5 net) oil wells. In North Dakota, we drilled eight (2.7 net) oil wells.

Heavy Oil

In the second quarter of 2011, heavy oil production averaged 33,839 bbl/d, an increase of 20% over the second quarter of 2010 and 6% over the first quarter of 2011. During the second quarter of 2011, we drilled 30 (27.8 net) oil wells, two (2.0 net) service wells, and one (1.0) dry and abandoned well on our heavy oil properties for a success rate of 97%.

Production from our Seal properties (excluding production from the properties acquired in the first quarter) averaged 12,850 bbl/d in the second quarter, an increase of 23% from the first quarter of 2011 and 44% from the second quarter of 2010. In addition to our legacy Seal properties, we produced 1,500 bbl/d from the Seal properties acquired earlier this year. In the second quarter of 2011, Seal drilling included eleven (11.0 net) cold horizontal producers, with 9 to 20 laterals per well. Our typical multi-lateral well design includes eight approximately 1,400 meter-long laterals, which are now usually augmented with several shorter laterals to drain the region around the intermediate casing point to the starting point of the 1,400 meter-long laterals. Nine of the wells drilled in the second quarter and three of the wells drilled in the first quarter established average 30-day peak production rates of approximately 680 bbl/d per well. For the remainder of 2011, we plan to drill approximately eleven additional multi- lateral cold horizontal wells at Seal, including four wells on the new lands acquired in the first quarter.

In our Cliffdale cyclic steam stimulation (CSS) project at Seal, we continued pilot well production operations following the third injection cycle. Oil production peaked at 435 bbl/d with second quarter oil rates averaging over 105 bbl/d. We project a steam-oil ratio of approximately 2.1 for the third cycle. Four CSS wells drilled in the first quarter continued cold production in the second quarter at rates of 20 to 25 bbl/d. Steam injection into these four wells is planned for the fourth quarter of 2011 following receipt of regulatory permits and completion of our steam facility expansion. To complete our first 10-well commercial module, we plan to drill an additional five horizontal CSS wells following receipt of regulatory approvals, which we expect to receive in the fourth quarter of 2011.

At our Kerrobert thermal project, the SAGD well pair which commenced production late in the third quarter of 2010 continues to operate at oil rates in excess of 1,000 bbl/d at a cumulative steam-oil ratio of approximately 2.7. Cumulative production from this well pair stands at 325,000 barrels after ten months of production. Two additional SAGD well pairs were drilled during the second quarter. Subsequent to the end of the second quarter, one of the new well pairs was put on production at initial rates in excess of 1,000 bbl/d. Start-up of the second new well pair is planned for later in the third quarter. We have identified at least nine further SAGD well pair locations at Kerrobert and plan to drill four additional stratigraphic test wells later this year to optimize the placement of these future well pairs. We are also performing engineering and procurement work to increase the steam plant capacity in 2012.

Light Oil & Natural Gas

During the second quarter of 2011, light oil, NGL and natural gas production averaged 14,014 boe/d, which was comprised of 6,055 bbl/d of light oil and NGL and 47.8 mmcf/d of natural gas. Compared to the second quarter of 2010, light oil and NGL production declined by 6% and natural gas production declined by 15%. Compared to the first quarter of 2011, light oil and NGL production declined by 8% and natural gas production declined by 6%. Light oil production declined primarily due to extremely wet ground conditions in North Dakota, which at one point during the second quarter required the shut-in of the majority of our production in the state. Light oil and natural gas production was also adversely impacted by forest fires and resulting pipeline curtailment in northern Alberta, and third party gas processing constraints in west-central Alberta. Production was restored for most of the shut-in wells late in the second quarter. A few wells in North Dakota will remain shut-in until alternate access routes are constructed. In the second quarter of 2011, we drilled 14 (7.2 net) oil wells in our light oil and natural gas areas.

In the second quarter of 2011, we drilled four (3.75 net) Viking multi- lateral wells in eastern Alberta. Two of the wells drilled in the second quarter and one well drilled in the first quarter established 30-day average peak rates of approximately 125 bbl/d per well. We plan to drill approximately 10 additional Viking light oil horizontal wells in 2011, the majority of which will be multi-lateral wells in Alberta.

Subsequent to the end of the second quarter, we closed the acquisition of predominantly natural gas assets located in the Brewster area of west-central Alberta. Prior to the acquisition, we had non-operated interests in most of these assets. As a result of the acquisition, we are now the operator of all of the acquired assets, which can readily be consolidated into our existing operations. The total consideration of the acquisition (net of adjustments) was $22.4 million, which was funded by drawing on our credit facilities. The purchase price is a multiple of approximately three times projected net operating income from the acquired properties for 2011. The acquired assets are expected to contribute 800 boe/d of production (80% natural gas) during the last four months of 2011. We estimate remaining proved plus probable reserves to be approximately 2.5 million boe. The acquired assets include 72,000 net acres of undeveloped land, a 64 kilometer gathering system and two compressor stations.

In our Bakken/Three Forks play in North Dakota, we participated in the drilling of eight (2.7 net) horizontal oil wells in the second quarter, three of which were Baytex-operated. Due to wet ground conditions, none of these wells, or any other wells that were drilled prior to the second quarter, were put on production for a sufficient length of time to establish 30-day peak production rates. With surface waters receding, completion and production activities are now returning to normal at most well locations. We expect to fracture-stimulate six wells during the third quarter and to operate a two-rig drilling program for the remainder of the year.

Capital and Production Guidance

Our Board of Directors has approved a $30 million increase to our exploration and development (“E&D”) capital budget, bringing our 2011 E&D capital budget to $355 million. The additional capital investment in the second half of 2011 will fund fuel gas and solution gas recovery infrastructure at Seal, initial drilling on the new lands acquired at Seal in the first quarter, stratigraphic test wells to advance SAGD development at Kerrobert, installation of a natural gas pipeline to bypass processing constraints and increase NGL recoveries in west-central Alberta, and increased drilling in North Dakota. The increased capital program facilitates our capital-efficient growth-and-income model by maintaining our key development programs at a consistent operating pace as we move towards 2012. Nonetheless, we will remain cognizant of commodity market conditions as we implement the increased capital program, and are prepared to make adjustments as necessary in the event of a more significant and protracted commodity downturn.

Prior to the incremental capital program and the natural gas acquisition in west-central Alberta, our production guidance for 2011 was 49,000 to 50,000 boe/d. The acquisition will add approximately 250 boe/d to our average production rate for 2011. Production impacts of the incremental capital program will begin late in 2011, and are estimated to add 250 boe/d to our average production rate for 2011. As a result of the combined effect of the acquisition and the incremental capital program, we are increasing our production guidance range for 2011 to 49,500 to 50,500 boe/d.

We now project that our production mix will be comprised of approximately 70% heavy oil, 14% light oil and NGL and 16% natural gas.

Financial Review

The financial statements for the second quarter of 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Comparative periods in 2010 have been restated to conform to IFRS presentation. Reconciliations from IFRS to the previously reported financial results are shown in the notes to our financial statements. The adoption of IFRS did not have a material impact on the amounts reported as FFO.

We generated FFO of $138 million ($1.20 per basic share) in the second quarter of 2011, an increase of 29% compared to the second quarter of 2010, and an increase of 26% compared to the first quarter of 2011. Second quarter FFO is net of realized losses on our financial derivative program of $9.2 million. The increase in FFO relative to the first quarter of 2011 is primarily the result of increased production volumes and higher oil prices. Consistent with the calculation of FFO which we had historically presented under Canadian GAAP prior to the adoption of IFRS, FFO is presented net of financing costs, which totaled $12.8 million in the second quarter.

The average WTI price for the second quarter of 2011 was US$102.56/bbl, a 31% increase from the second quarter of 2010, and a 9% increase from the first quarter 2011. We received an average oil and NGL price of $73.78/bbl in the second quarter of 2011 (inclusive of our physical hedging gains), up from $58.84/bbl for the second quarter of 2010 and $62.57/bbl for the first quarter of 2011. We received an average natural gas price of $4.36/mcf in the second quarter of 2011, an increase of 4% from the second quarter of 2010 and the first quarter 2011.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 17.2% for the second quarter of 2011, as compared to 18.1% in the second quarter of 2010 and 24.3% in the first quarter of 2011. The export pipeline integrity issues that increased the WCS differential were largely resolved by the end of the first quarter, resulting in a narrower WCS differential in the second quarter of 2011. At present, WCS differentials for September 2011 are trading at approximately 16% of WTI. Looking forward, demand for Canadian heavy oil by U.S. refiners in the midcontinent region is expected to increase in late 2011 through 2013 with commissioning of heavy oil refining projects in the region.

During the second quarter of 2011, we generated net income of $106.9 million, as compared to $1.0 million in the first quarter of 2011. While operating results and higher commodity prices contributed meaningfully to the increase in net income, much of the volatility in quarterly earnings has resulted from the accounting for unrealized mark-to-market gains and losses from our WTI hedging program. In the second quarter of 2011, we recorded unrealized gains of $49.6 million, as compared to unrealized losses of $46.5 million in the first quarter of 2011.

On June 14, 2011, we reached agreement with our lending syndicate to amend our credit facilities to increase the amount available under the facilities to $700 million (from $650 million), extend the terms of the facilities from 364 days (plus one-year term-out) to three years, and change the structure of the facilities from reserves-based to covenant-based (with standard commercial covenants for facilities of this nature).

At the end of the second quarter of 2011, total monetary debt was $682 million and undrawn credit facilities were $385 million. This level of debt represents a debt-to-FFO ratio of 1.4 times, based on trailing twelve months FFO. This level of debt and undrawn credit facilities are within our leverage and liquidity targets, and provide ample capacity to finance our operations.

On August 4, 2011, we filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the “Shelf Prospectus”). The Shelf Prospectus allows us to issue equity and debt securities with an aggregate offering amount not to exceed $500 million (Canadian) at any time during the ensuing 25-month period. The Shelf Prospectus provides us with ready access to the capital markets in both Canada and the United States in the event that we require external financing.

During the second quarter, we announced several appointments to our management team. Geoffrey Darcy will succeed Shaun Paterson as our Vice President, Marketing. Mr. Paterson is retiring in October 2011 after five years of service to Baytex. Mr. Darcy was formerly Director of North American Physical Crude Oil Trading for Barclays Bank and Vice President of North American Crude Oil Marketing with Nexen Inc. Michael Kaluza joined Baytex as Vice President, Planning. Mr. Kaluza was formerly Chief Operating Officer of Delphi Energy Corp. Brian Ector was promoted to Vice President, Investor Relations. Mr. Ector joined Baytex as Director, Investor Relations in 2009, and was previously a research analyst with Scotia Capital and CIBC World Markets. These management appointments further strengthen Baytex as we execute our growth-and-income business model in our new corporate era.

Conclusion

The second quarter of 2011 was a period of steady operational execution for Baytex in spite of the negative weather impacts that troubled our industry.

We maintained our record of continuous production growth that has been in place since the beginning of 2009. Oil production was particularly strong, with a 4% increase over the first quarter of 2011, and 15% increase over the second quarter of 2010. Oil offers very strong netbacks as compared to natural gas, and contributes the vast majority of our cash flow. Consequently, we believe that our oil production growth rate is the most meaningful metric to use when assessing the growth portion of our growth-and-income model. Coupled with the monthly income provided by our dividends, we think that our oil growth can be a meaningful contributor to our total return to investors.

We are encouraged enough by our operational results to increase our E&D capital program for 2011 by 9% over our original budget. This increase in capital spending, as well as our small acquisition in west-central Alberta, allows us to increase our production guidance for 2011 to a range of 49,500 boe/d to 50,500 boe/d.

Despite the recent turmoil in the financial and commodity markets, we have been able to continue to position Baytex for long-term financial success and stability. We have added to our hedging positions since the end of the first quarter, and we have concluded arrangements for a larger and longer-term bank credit facility.

Over the long term, companies are successful only because of their employees. Accordingly, our most important achievement this quarter is the addition of three key members to our management team, in the areas of marketing, planning and investor relations.

It remains an honour to serve you, and we want to express our appreciation for your continued support as we move forward in executing our plan for long-term value creation.

Anthony W. Marino
President and Chief Executive Officer
August 11, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months and six months ended June 30, 2011. This information is provided as of August 10, 2011. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The second quarter results have been compared with the corresponding period in 2010. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements for the three months and six months ended June 30, 2011 and 2010, and its audited consolidated comparative financial statements for the year ended December 31, 2010 and 2009, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2010. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. The financial statements for the second quarter of 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”). Comparative periods in 2010 have been restated to conform to IFRS presentation. Reconciliations from IFRS to Canadian general accepted accounting principles (“previous GAAP”) are shown in the notes to our financial statements. The adoption of IFRS did not have a material impact on the amounts reported as funds from operations. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share or per trust unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Corporate Conversion

At year end 2010, Baytex Energy Trust (the “Trust”) completed a plan of arrangement under the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the “Corporate Conversion”). Pursuant to the Corporate Conversion: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for our common shares on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that we became the successor to the Trust. The reorganization into a corporation has been accounted for on a continuity of interest basis and accordingly, the condensed consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.

Despite the change in legal structure from a trust to a corporation, the Company’s business objectives and strategies remain unchanged and the officers and directors remained the same. Baytex’s business objectives are directed towards growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its shareholders and creating long-term value for its shareholders. To achieve these objectives, Baytex intends to invest capital to enhance the value of its assets, operate its producing petroleum and natural gas properties in a low cost manner while maximizing the recovery of reserves, and pay monthly dividends to shareholders.

Baytex will continue to direct its efforts to increase the value of its assets through development drilling and associated development activities and enhanced oil recovery activities as well as by the periodic acquisition of undeveloped and producing petroleum and natural gas properties. Baytex will also seek to acquire petroleum and natural gas producing properties and primarily participate in development activities that are generally considered to be lower risk. Also, a minor percentage of each year’s capital budget will be devoted to moderate risk development and lower risk exploration opportunities on its properties.

The common shares of Baytex trade on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE. Beginning with the January 31, 2011 record date, shareholders of Baytex will receive payments in the form of dividends. Prior to the Corporate Conversion on December 31, 2010, unitholders of the Trust received payments in the form of distributions.

Non-GAAP Financial Measures

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada (“GAAP”). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with IFRS or previous GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Dividends or Distributions”.

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to Shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of any convertible debentures and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in evaluating the specific operating performance by product.

Outlook – Economic Environment

The global economic outlook continues to be uncertain. Financial difficulties in certain parts of the European Union as well as nervousness following the protracted debates in the United States on the debt ceiling have kept financial markets on edge. These issues are being mitigated by continued strength in the emerging economies, which to date have supported generally strong commodity prices. As a result, the spot price for West Texas Intermediate (“WTI”) moved higher over the course of the six months ended June 30, 2011. At June 30, 2011 the spot WTI price was US$96.29/bbl, up from US$91.38/bbl at December 31, 2010. In this volatile period, Baytex continues to be focused on the following objectives: preserving financial position strength and liquidity, maintaining and, where possible, profitably expanding its productive capacity and delivering a stable dividend to its shareholders.

Results of Operations

Production

	Three Months Ended June 30			Six Months Ended June 30
	2011	2010	Change	2011	2010	Change
Daily Production
Light oil and NGL (bbl/d)	6,055	6,443	(6%)	6,329	6,551	(3%)
Heavy oil (bbl/d)(1)	33,839	28,263	20%	32,821	27,773	18%
Natural gas (mmcf/d)	47.8	56.4	(15%)	49.4	56.7	(13%)
Total production (boe/d)	47,853	44,104	9%	47,380	43,766	8%
Production Mix
Light oil and NGL	13%	15%	–	14%	15%	–
Heavy oil	71%	64%	–	69%	63%	–
Natural gas	16%	21%	–	17%	22%	–

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex’s heavy oil inventory. For the three months ended June 30, 2011, heavy oil sales volumes were 71 bbl/d higher than production volumes (three months ended June 30, 2010 – 73 bbl/d higher). For the six months ended June 30, 2011, heavy oil sales volumes were 322 bbl/d higher than production volumes (six months ended June 30, 2010 – 118 bbl/d higher).

Production for the three months ended June 30, 2011 totaled 47,853 boe/d, as compared to 44,104 boe/d for the same period in 2010. Light oil and natural gas liquids (“NGL”) production for the second quarter of 2011 decreased by 6% to 6,055 bbl/d from 6,443 bbl/d a year earlier due to production interruptions from wet weather in North Dakota, forest fires and resulting pipeline curtailment in northern Alberta, third party natural gas processing constraints that reduced NGL production in west-central Alberta, and NGL production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the second quarter of 2011 increased by 20% to 33,839 bbl/d from 28,263 bbl/d a year ago primarily due to development activities, the acquisition of producing assets and increased production at Seal. Natural gas production decreased by 15% to 47.8 mmcf/d for the second quarter of 2011, as compared to 56.4 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Production for the six months ended June 30, 2011 totaled 47,380 boe/d, as compared to 43,766 boe/d for the same period in 2010. Light oil and NGL production for the six months ended June 30, 2011 decreased by 3% to 6,329 bbl/d from 6,551 bbl/d a year earlier due to production interruptions from wet weather in North Dakota, forest fires and resulting pipeline curtailment in northern Alberta, third party natural gas processing constraints that reduced NGL production in west-central Alberta, and NGL production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the six months ended June 30, 2011 increased by 18% to 32,821 bbl/d from 27,773 bbl/d a year ago primarily due to development activities, the acquisition of producing assets and increased production at Seal. Natural gas production decreased by 13% to 49.4 mmcf/d for the six months ended June 30, 2011, as compared to 56.7 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

For the first six months of 2011, the price of prompt WTI fluctuated between a low of US$84.32/bbl and a high of US$113.93/bbl. The high price volatility seen in this period was due to a combination of events, including civil unrest in the Middle East and North Africa, earthquakes in Japan and a tightening global oil supply-demand balance. The price of WTI, after rallying from February through April 2011 and reaching a year to date high in April, declined to below US$100/bbl in early May as the global markets became increasingly concerned with the effect of high oil prices on oil consumption, European and US sovereign debt levels and prospects for the global economy. As shown in the table below, the average price of WTI during the second quarter of 2011 was 31% higher than the corresponding period in 2010, and the average WTI price during the first half of 2011 was 25% higher than in the first half of 2010. In both periods, concerns regarding the capability of global oil production capacity to meet growing petroleum demand supported oil prices, in spite of significant macroeconomic concerns. WTI oil prices experienced a growing discount to Brent oil due to transportation constraints on shipments out of the Cushing, Oklahoma hub where WTI oil is priced.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 17% during the second quarter of 2011, and 21% for the first half of 2011. As shown in the table below, these differentials compare to 18% and 15%, respectively, for the same periods in 2010. The export pipeline integrity issues that increased the WCS differential were largely resolved by the end of the first quarter, resulting in a narrower WCS differential in the second quarter of 2011. At present, WCS differentials for September 2011 are trading at approximately 16% of WTI. Looking forward, demand for Canadian heavy oil by US refiners in the midcontinent region is expected to increase in late 2011 through 2013 with commissioning of heavy oil refining projects in the region.

Natural Gas

For the three months ended June 30, 2011, AECO natural gas prices averaged $3.74/mcf, as compared to $3.86/mcf in the same period last year. For the six months ended June 30, 2011, the average AECO natural gas price was $3.76/mcf, as compared to $4.61/mcf in the same period last year. Increasing US natural gas production in 2011, together with a stronger Canadian dollar, has negatively affected Canadian natural gas prices in 2011, despite higher than normal weather related demand for natural gas in North America.

	Three Months Ended June 30			Six Months Ended June 30
	2011	2010	Change	2011	2010	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$102.56	$78.03	31%	$98.33	$78.37	25%
WCS heavy oil (US$/bbl)(2)	$84.93	$63.94	33%	$78.08	$66.81	17%
Heavy oil differential(3)	(17%)	(18%)	–	(21%)	(15%)	–
USD/CAD average exchange rate	1.0334	0.9733	6%	1.0237	0.9671	6%
Edmonton par oil ($/bbl)	$102.63	$75.46	36%	$95.57	$77.88	23%
AECO natural gas price ($/mcf)(4)	$3.74	$3.86	(3%)	$3.76	$4.61	(18%)
Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$89.11	$64.38	38%	$82.14	$66.23	24%
Heavy oil ($/bbl)(5)	$70.75	$57.79	22%	$64.47	$61.71	4%
Physical forward sales contracts gain (loss) ($/bbl)	0.27	(0.20)		1.13	(1.93)
Heavy oil, net ($/bbl)	$71.02	$57.59	23%	$65.60	$59.78	10%
Total oil and NGL, net ($/bbl)	$73.78	$58.84	25%	$68.26	$61.01	12%
Natural gas ($/mcf)(6)	$4.04	$4.07	1%	$3.98	$4.69	(15%)
Physical forward sales contracts gain (loss) ($/mcf)	0.32	0.12		0.29	0.06
Natural gas, net ($/mcf)	$4.36	$4.19	4%	$4.27	$4.75	(10%)
Summary
Weighted average ($/boe)(6)	$65.26	$51.65	26%	$59.63	$55.37	8%
Physical forward sales contracts gain (loss) ($/boe)	0.58	0.03		1.26	(1.35)
Weighted average, net ($/boe)	$65.84	$51.68	27%	$60.89	$54.02	13%

(1)	WTI refers to the calendar monthly average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO monthly index price published by the Canadian Gas Price Reporter.

(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Baytex’s risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

During the second quarter of 2011, Baytex’s average sales price for light oil and NGL was $89.11/bbl, up 38% from $64.38/bbl in the second quarter of 2010. Baytex’s realized heavy oil price during the second quarter of 2011, prior to physical forward sales contracts, was $70.75/bbl, or 86% of WCS. This compares to a realized heavy oil price in the second quarter of 2010, prior to physical forward sales contracts, of $57.79/bbl, or 88% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the second quarter of 2011 was $71.02/bbl, up 23% from $57.59/bbl in the second quarter of 2010. Baytex’s realized natural gas price for the three months ended June 30, 2011 was $4.04/mcf prior to physical forward sales contracts and $4.36/mcf inclusive of physical forward sales contracts (three months ended June 30, 2010 – $4.07/mcf prior to physical forward sales contracts and $4.19/mcf inclusive of physical forward sales contracts).

For the first six months of 2011, Baytex’s average sales price for light oil and NGL was $82.14/bbl, up 24% from $66.23/bbl in the first six months of 2010. Baytex’s realized heavy oil price during the first six months of 2011, prior to physical forward sales contracts, was $64.47/bbl, or 85% of WCS. This compares to a realized heavy oil price in the first six months of 2010, prior to physical forward sales contracts, of $61.71/bbl, or 89% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first six months of 2011 was $65.60/bbl, up 10% from $59.78/bbl in the first six months of 2010. Baytex’s realized natural gas price for the six months ended June 30, 2011 was $3.98/mcf prior to physical forward sales contracts and $4.27/mcf inclusive of physical forward sales contracts (six months ended June 30, 2010 – $4.69/mcf prior to physical forward sales contracts and $4.75/mcf inclusive of physical forward sales contracts).

Gross Revenues

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for %)	2011	2010	Change	2011	2010	Change
Oil revenue
Light oil and NGL	$49,097	$37,749	30%	$94,091	$78,533	20%
Heavy oil	217,882	148,506	47%	392,352	301,780	30%
Total oil revenue	266,979	186,255	43%	486,443	380,313	28%
Natural gas revenue	18,957	21,491	(12%)	38,193	48,731	(22%)
Total oil and natural gas revenue	285,936	207,746	38%	524,636	429,044	22%
Sales of heavy oil blending diluent	50,963	33,835	51%	102,578	74,319	38%
Total petroleum and natural gas sales	$336,899	$241,581	39%	$627,214	$503,363	25%

Petroleum and natural gas sales increased 39% to $336.9 million for the three months ended June 30, 2011 from $241.6 million for the same period in 2010. During this period, the change was driven by heavy oil revenues which increased by 47% comprising a 23% increase in realized price and a 20% increase in sales volume compared to the three months ended June 30, 2010.

For the six months ended June 30, 2011, petroleum and natural gas sales increased 25% to $627.2 million from $503.4 million for the same period in 2010. During this period, the change was driven by heavy oil revenues which increased by 30% comprising a 10% increase in realized price and an 18% increase in sales volume compared to the six months ended June 30, 2010.

Royalties

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2011	2010	Change	2011	2010	Change
Royalties	$51,159	$42,082	22%	$99,961	$93,047	7%
Royalty rates:
Light oil, NGL and natural gas	17.0%	22.8%	–	17.9%	22.7%	–
Heavy oil	18.2%	19.3%	–	19.4%	21.3%	–
Average royalty rates(1)	17.9%	20.3%	–	19.1%	21.7%	–
Royalty expenses per boe	$11.78	$10.47	13%	$11.60	$11.71	(1%)

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the second quarter of 2011 increased to $51.2 million from $42.1 million in the second quarter of 2010. Total royalties for the second quarter of 2011 were 17.9% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 20.3% for the same period in 2010. Royalty rates for light oil, NGL and natural gas decreased from 22.8% in the three months ended June 30, 2010 to 17.0% in the three months ended June 30, 2011 due to reductions in conventional oil royalty rates that Baytex realized in the period. Royalty rates for heavy oil areas decreased from 19.3% in the three months ended June 30, 2010 to 18.2% in the three months ended June 30, 2011 due to lower royalty rates at Seal.

Total royalties for the six months ended June 30, 2011 increased to $100.0 million from $93.0 million in the six months ended June 30, 2010. Total royalties for the first six months of 2011 were 19.1% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 21.7% for the same period in 2010. Royalty rates for light oil, NGL and natural gas decreased from 22.7% in the six months ended June 30, 2010 to 17.9% in the six months ended June 30, 2011 due to reductions in conventional oil royalty rates that Baytex realized in the period. Royalty rates for heavy oil areas decreased from 21.3% in the six months ended June 30, 2010 to 19.4% in the six months ended June 30, 2011 due to lower royalty rates at Seal and a $1.0 million Alberta Royalty Tax Credit reassessment related to 2004 and 2005 periods received in the first quarter of 2011.

Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction to royalties.

Financial Derivatives

	Three Months Ended June 30			Six Months Ended June 30
($ thousands)	2011	2010	Change	2011	2010	Change
Realized gain (loss) on financial derivatives(1)
Crude oil	$(13,036)	$2,603	$(15,639)	$(17,469)	$3,908	$(21,377)
Natural gas	(33)	3,145	(3,178)	(43)	4,045	(4,088)
Foreign currency	4,692	6,660	(1,968)	10,794	13,107	(2,313)
Interest rate	–	–	–	(72)	512	(584)
Total	$(8,377)	$12,408	$(20,785)	$(6,790)	$21,572	$(28,362)
Unrealized gain (loss) on financial derivatives(2)
Crude oil	$52,384	$19,275	$33,109	$3,593	$16,103	$(12,510)
Natural gas	1,097	(2,344)	3,441	1,505	4,188	(2,683)
Foreign currency	(4,077)	(22,539)	18,462	(2,697)	(17,484)	14,787
Interest rate	198	(4,270)	4,468	731	(9,463)	10,194
Total	$49,602	$(9,878)	$59,480	$3,132	$(6,656)	$9,788
Total gain (loss) on financial derivatives
Crude oil	$39,348	$21,878	$17,470	$(13,876)	$20,011	$(33,887)
Natural gas	1,064	801	263	1,462	8,233	(6,771)
Foreign currency	615	(15,879)	16,494	8,097	(4,377)	12,474
Interest rate	198	(4,270)	4,468	659	(8,951)	9,610
Total	$41,225	$2,530	$38,695	$(3,658)	$14,916	$(18,574)

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts under the financial derivatives.

(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The total gain on financial derivatives for the three months ended June 30, 2011 was $41.2 million, as compared to a gain of $2.5 million for the same period in 2010. This includes a realized loss of $8.4 million and an unrealized mark-to-market gain of $49.6 million for the second quarter of 2011, as compared to $12.4 million in realized gains and $9.9 million in unrealized losses for the second quarter of 2010. The realized loss of $8.4 million for the three months ended June 30, 2011 relates to the realization of losses on commodity contracts due to higher oil prices offset slightly by gains on foreign currency contracts. The unrealized mark-to-market gain of $49.6 million for the three months ended June 30, 2011 relates to lower oil prices at June 30, 2011, as compared to March 31, 2011, offset by the realization of previous unrealized gains on foreign currency contracts.

The total loss on financial derivatives for the six months ended June 30, 2011 was $3.7 million, as compared to a gain of $14.9 million for the same period in 2010. This includes a realized loss of $6.8 million and an unrealized mark-to-market gain of $3.1 million for the first six months of 2011, as compared to $21.6 million in realized gains and $6.7 million in unrealized losses for the same period in 2010. The realized loss of $6.8 million for the six months ended June 30, 2011 relates to the realization of losses on commodity contracts due to higher oil prices offset slightly by gains on foreign currency contracts. The unrealized gain of $3.1 million for the six months ended June 30, 2011, is mainly due to settlement of oil contracts that were previously unrealized losses and new contracts entered for natural gas at favorable fixed prices in 2011, offset by completion of favorable foreign currency swap contracts.

Details of the risk management contracts in place as at June 30, 2011 and the accounting treatment of the Company’s financial instruments are disclosed in note 22 to the consolidated financial statements as at and for the three months and six months ended June 30, 2011.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended June 30, 2011 decreased to $3.4 million from $6.2 million for the same period of 2010 due to a decrease in lease expiries of undeveloped land during the second quarter of 2011. For the six months ended June 30, 2011, the expense decreased to $6.8 million from $12.0 million for the same period of 2010 due to a decrease in lease expiries of undeveloped land during the six months ended June 30, 2011.

Production and Operating Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2011	2010	Change	2011	2010	Change
Production and operating expenses	$50,189	$42,387	18%	$97,665	$84,621	15%
Production and operating expenses per boe	$11.56	$10.54	10%	$11.34	$10.65	6%

Production and operating expenses for the three months ended June 30, 2011 increased to $50.2 million from $42.4 million for the same period of 2010 due to an increase in total production volumes and difficult spring operating conditions, including forest fires in northern Alberta and extremely wet ground conditions in North Dakota. Production and operating expenses were $11.56 per boe for the three months ended June 30, 2011, as compared to $10.54 per boe for the same period in 2010. For the three months ended June 30, 2011, production and operating expenses were $12.14 per boe of light oil, NGL and natural gas and $11.31 per barrel of heavy oil, as compared to $10.35 and $10.65, respectively, for the same period in 2010.

Production and operating expenses for the six months ended June 30, 2011 increased to $97.7 million from $84.6 million for the same period of 2010 due to an increase in total production volumes and difficult year to date weather conditions. In the winter months, Baytex experienced increased costs for energy inputs and snow removal, and in the spring months, increased costs due to forest fires in northern Alberta and extremely wet ground conditions in North Dakota. Production and operating expenses were $11.34 per boe for the six months ended June 30, 2011, as compared to $10.65 per boe for the same period in 2010. For the six months ended June 30, 2011, production and operating expenses were $11.69 per boe of light oil, NGL and natural gas and $11.18 per barrel of heavy oil, as compared to $11.07 and $10.41, respectively, for the same period in 2010.

Transportation and Blending Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2011	2010	Change	2011	2010	Change
Blending expenses	$50,963	$33,835	51%	$102,578	$74,319	38%
Transportation expenses(1)	16,555	12,082	37%	29,100	23,637	23%
Total transportation and blending expenses	$67,518	$45,917	47%	$131,678	$97,956	34%
Transportation expense per boe(1)	$3.81	$3.01	27%	$3.38	$2.98	13%

(1)	Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the second quarter of 2011 were $67.5 million, as compared to $45.9 million for the second quarter of 2010. Transportation and blending expenses for the first half of 2011 were $131.7 million, as compared to $98.0 million for the first half of 2010.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the second quarter of 2011, blending expenses were $51.0 million for the purchase of 5,208 bbl/d of condensate at $107.53 per barrel, as compared to $33.8 million for the purchase of 4,404 bbl/d at $84.42 per barrel for the same period last year. In the six months ended June 30, 2011, blending expenses were $102.6 million for the purchase of 5,537 bbl/d of condensate at $102.35 per barrel, as compared to $74.3 million for the purchase of 4,799 bbl/d at $85.56 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses were $3.81 per boe for the three months ended June 30, 2011, as compared to $3.01 per boe for the same period of 2010. Transportation expenses were $0.85 per boe of light oil, NGL and natural gas and $5.04 per barrel of heavy oil in the second quarter of 2011, as compared to $0.93 and $4.17, respectively, for the same period in 2010. The increase in transportation cost per barrel of heavy oil is primarily due to higher fuel prices and increased use of long-haul trucking at Seal in response to pipeline outages.

Transportation expenses were $3.38 per boe for the six months ended June 30, 2011, as compared to $2.98 per boe for the same period of 2010. Transportation expenses were $0.78 per boe of light oil, NGL and natural gas and $4.52 per barrel of heavy oil in the first half of 2011, as compared to $0.88 and $4.18, respectively, for the same period in 2010. The increase in transportation cost per barrel of heavy oil is primarily due to higher fuel prices and increased use of long-haul trucking at Seal in response to pipeline outages.

Operating Netback

	Three Months Ended June 30			Six Months Ended June 30
($ per boe except for % and volume)	2011	2010	Change	2011	2010	Change
Sales volume (boe/d)	47,725	44,177	8%	47,603	43,884	8%
Operating netback(1):
Sales price(2)	$65.84	$51.68	27%	$60.89	$54.02	13%
Less:
Royalties	11.78	10.47	13%	11.60	11.71	(1%)
Operating expenses	11.56	10.54	10%	11.34	10.65	6%
Transportation expenses	3.81	3.01	27%	3.38	2.98	13%
Operating netback before financial derivatives	$38.69	$27.66	40%	$34.57	$28.68	21%
Financial derivatives (loss) gain(3)	(1.93)	3.09	(162%)	(0.79)	2.72	(129%)
Operating netback after financial derivatives (loss) gain	$36.76	$30.75	19%	$33.78	$31.40	8%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.

(3)	Financial derivatives reflect realized derivative gains (losses) only.

General and Administrative Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2011	2010	Change	2011	2010	Change
General and administrative expenses	$8,689	$9,891	(12%)	$19,819	$21,022	(6%)
General and administrative expenses per boe	$2.00	$2.46	(19%)	$2.30	$2.65	(13%)

General and administrative expenses for the second quarter of 2011 decreased to $8.7 million from $9.9 million for the same period in 2010. The decrease results from $0.6 million of transaction expenses related to the corporate acquisition completed in May 2010 and $0.7 million in additional overhead recoveries for the current quarter due to the increased capital expenditures. Excluding expenses related to the corporate acquisition, general and administrative expenses per boe for the three months ended June 30, 2010 would have been $2.31 per boe.

General and administrative expenses for the first half of 2011 decreased to $19.8 million from $21.0 million for the same period in 2010. General and administrative expenses in the first half of 2010 included a non-recurring tax indemnification payment of $1.9 million relating to the Trust Unit Rights Incentive Plan of the Trust (the “Unit Rights Plan”), partially offset by increased rent costs for the current period. Excluding the tax indemnification payment, general and administrative expenses per boe for the first half of 2010 would have been $2.41 per boe.

Share-based Compensation Expense

Compensation expense related to the Common Share Rights Incentive Plan (the “Share Rights Plan”) was $4.5 million for the three months ended June 30, 2011, as compared to a $3.9 million recovery related to the Unit Rights Plan for the same period in 2010. For the six months ended June 30, 2011, the compensation expense was $9.8 million, as compared to $28.1 million for the same period in 2010. The decrease in compensation expense is due to the classification, in 2010, of the Unit Rights Plan as a liability and the requirement to remeasure the fair value of the liability at each reporting date and at settlement. Any changes in fair value were recognized in net income for the period. Upon conversion to a corporation, at year end 2010, the Share Rights Plan replaced the Unit Rights Plan and the classification of the Share Rights Plan was determined to be equity settled. As such, the expense recognized over the remainder of the vesting period from the date of modification of the Unit Rights Plan into the Share Rights Plan is determined based on the fair value of the reclassified share rights at the date of such modification.

On January 1, 2011, the Company adopted a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. During the three months and six months ended June 30, 2011, the Company recorded $2.9 million and $5.6 million, respectively, related to the share awards ($nil for the three months and six months ended June 30, 2010). This increase is the result of the compensation expense related to share awards granted in 2011.

Compensation expense associated with the Share Rights Plan and the Share Award Incentive Plan are recognized in income over the vesting period of the share rights or share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the exercise of share rights or settlement of share awards is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus

Financing Costs

Financing costs for the three months ended June 30, 2011 increased to $12.8 million, as compared to $9.4 million in the second quarter of 2010. The increase in financing costs was primarily attributable to interest on the US$150.0 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011, higher fees paid in 2011 associated with our revolving credit facilities and a higher bank loan balance and prime lending rate compared to the same period in 2010.

Financing costs for the six months ended June 30, 2011 increased to $23.4 million, as compared to $17.1 million in the six months ended June 30, 2010. The increase in financing costs was primarily attributable to the interest on the US$150.0 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011, higher fees paid in 2011 associated with our revolving credit facilities and a higher bank loan balance and prime lending rate compared to the same period in 2010.

Foreign Exchange

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for %)	2011	2010	Change	2011	2010	Change
Unrealized foreign exchange (gain) loss	$(4,746)	$7,347	(165%)	$(9,602)	$2,497	(485%)
Realized foreign exchange loss (gain)	740	(3,013)	125%	1,666	(2,089)	(180%)
Total (gain) loss	$(4,006)	$4,334	(192%)	$(7,936)	$408	(2,045%)

The foreign exchange gain for the three months ended June 30, 2011 was $4.0 million, as compared to a loss of $4.3 million for the three months ended June 30, 2010. This gain was comprised of an unrealized foreign exchange gain of $4.7 million and a realized foreign exchange loss of $0.7 million. The second quarter of 2011 unrealized gain of $4.7 million, as compared to a loss of $7.3 million for the second quarter of 2010, was due to the translation of the US$180 million portion of the bank loan and US$150 million Series B senior unsecured debentures as the CAD/USD foreign exchange rates strengthened at June 30, 2011 (as compared to March 31, 2011) and weakened at June 30, 2010 (as compared to March 31, 2010). The current quarter realized loss was related to US dollar denominated financial derivative contract losses and was partially offset by gains on day-to-day US dollar denominated transactions.

The foreign exchange gain for the six months ended June 30, 2011 was $7.9 million, as compared to a loss of $0.4 million for the six months ended June 30, 2010. This gain was comprised of an unrealized foreign exchange gain of $9.6 million and a realized foreign exchange loss of $1.7 million. The six months ended June 30, 2011 unrealized gain of $9.6 million, as compared to a loss of $2.5 million for the same period in 2010, was due to the translation of the US$180 million portion of the bank loan as the CAD/USD foreign exchange rates strengthened at June 30, 2011 (as compared to December 31, 2010) and weakened at June 30, 2010 (as compared to December 31, 2009). In addition, the translation of the US$150 million Series B senior unsecured debentures issued on February 17, 2011 contributed to the year to date unrealized foreign exchange gain as the CAD/USD foreign exchange rate strengthened from the issue date of the debentures to June 30, 2011. The realized loss for the six months ended June 30, 2011 was related to US dollar denominated financial derivative contract losses and was partially offset by gains on day-to-day US dollar denominated transactions

Depletion and Depreciation

Depletion and depreciation for the three months ended June 30, 2011 increased to $56.5 million from $48.9 million for the same period in 2010. On a sales-unit basis, the provision for the current quarter was $12.32 per boe, as compared to $12.16 per boe for the same quarter in 2010.

Depletion and depreciation for the six months ended June 30, 2011 increased to $113.1 million from $96.7 million for the same period in 2010. On a sales-unit basis, the provision for the first six months of 2011 was $12.79 per boe, as compared to $12.18 per boe for the same period in 2010.

Income Taxes

For the six months ended June 30, 2011, deferred income tax expense totaled $16.0 million, as compared to a recovery of $119.5 million for the six months ended June 30, 2010. The decrease in the deferred income tax recovery is primarily due to the $109.8 million recovery in the second quarter of 2010 related to the difference between the deferred income tax asset and the cash paid on the acquisition in May 2010 of private entities for use in our internal financing structure as well as the reduction of the Canadian federal corporate tax rate by 1.5%.

As at June 30, 2011, deferred income tax liability was $54.5 million (December 31, 2010 – $14.4 million) and deferred income tax asset was $7.2 million (December 31, 2010 – $7.9 million). The increase relates to the additional liability recognized in the corporate acquisition in the current year of $24.5 million, the impact of accounting income net of adjustments due to a decrease in tax rates and an increase to opening tax pool balances.

Tax Pools

During 2010 and prior years, Baytex was organized as a mutual fund trust for Canadian income tax purposes. Partially as a result of tax deductions taken for distributions paid to unitholders in 2010 and prior years, no material Canadian cash tax was payable by the Trust.

Following the conversion from a trust structure to a corporate legal form on December 31, 2010, Baytex will not be entitled to a deduction from Canadian taxable income for its dividends. As such, it is likely that cash income tax expense attributable to our Canadian operations will be higher in future. Baytex has accumulated the Canadian and US tax pools as noted in the table below, which will be available to reduce future taxable income. Our cash income tax liability is dependant upon many factors, including the prices at which we sell our production, available income tax deductions and the legislative environment in place during the taxation year. Based upon the current forward commodity price outlook, projected production and cost levels, and the proposed legislation on partnership deferral, Baytex expects to become liable for Canadian income taxes in 2012. The income tax pools detailed below are deductible at various rates as prescribed by law.

($ thousands)	June 30, 2011	December 31, 2010
Canadian Tax Pools
Canadian oil and natural gas property expenditures	$314,764	$271,741
Canadian development expenditures	299,793	292,500
Canadian exploration expenditures	17,354	11,757
Undepreciated capital costs	246,338	184,586
Non-capital losses	760,714	775,727
Financing costs and other	10,236	10,334
Total Canadian tax pools	$1,649,199	$1,546,645
US Tax Pools
Taxable depletion	$150,804	$125,628
Intangible drilling costs	11,263	35,000
Tangibles	8,112	3,634
Non-capital losses	73,253	66,530
Total US tax pools	$243,432	$230,792

Net Income

Net income for the three months ended June 30, 2011 was $106.9 million, as compared to $157.4 million for the same period in 2010. The decrease in net income was primarily the result of a $109.8 million deferred income tax recovery in 2010 relating to the acquisition of private entities, which was partially mitigated by a $38.7 million increase in financial derivative gain and an increase in production volume coupled with a higher operating netback for the current period.

Net income for of the six months ended 2011 was $107.8 million, as compared to $186.9 million for the same period in 2010. The decrease in net income was primarily the result of a $109.8 million deferred income tax recovery in 2010 relating to the acquisition of private entities, which was partially mitigated by the increase in production volume coupled with a higher operating netback and lower share-based compensation expense for the current period.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’/unitholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

Under IFRS, the Company has elected to deem cumulative currency translation differences as $nil at January 1, 2010. The $17.0 million balance of accumulated other comprehensive loss at June 30, 2011 is the sum of a $10.3 million foreign currency translation loss incurred in 2010 and a $6.6 million foreign currency translation loss incurred in the six months ended June 30, 2011.

Funds from Operations, Payout Ratio and Dividends or Distributions

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends/distributions (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

Psge 16

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Six Months Ended		Year Ended
($ thousands except for %)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	December 31, 2010
Cash flow from operating activities	$146,199	$119,899	$113,915	$266,098	$215,970	$459,732
Change in non-cash working capital	2,206	(2,392)	648	(186)	10,282	13,399
Asset retirement expenditures	959	919	733	1,878	1,344	2,829
Financing costs	(12,793)	(10,562)	(9,434)	(23,355)	(17,057)	(34,570)
Accretion on asset retirement obligations	1,516	1,484	1,439	3,000	2,858	5,862
Accretion on debentures and long-term debt	146	122	111	268	222	426
Funds from operations	$138,233	$109,470	$107,412	$247,703	$213,619	$447,678
Cash distributions declared, net of DRIP	$52,764	$52,002	$46,761	$104,766	$95,903	$189,824
Payout ratio	38%	48%	44%	42%	45%	42%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $52.8 million for the second quarter of 2011 were funded through funds from operations of $138.2 million.

The following table compares cash dividends or distributions declared (net of DRIP participation) to cash flow from operating activities and net income:

	Three Months Ended			Six Months Ended		Year Ended
($ thousands)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	December 31, 2010
Cash flow from operating activities	$146,199	$119,899	$113,915	$266,098	$215,970	$459,732
Cash dividends or distributions declared, net of DRIP	52,764	52,002	46,761	104,766	95,903	189,824
Excess of cash flow from operating activities over cash dividends or distributions declared, net of DRIP	$93,435	$67,897	$67,154	$161,332	$120,067	$269,908
Net income	$106,863	$950	$157,440	$107,813	$186,941	$231,615
Cash dividends or distributions declared, net of DRIP	52,764	52,002	46,761	104,766	95,903	189,824
Excess (shortfall) of earnings over cash dividends or distributions declared, net of DRIP	$54,099	$(51,052)	$110,679	$3,047	$91,038	$41,791

It is Baytex’s long-term operating objective to substantially fund cash dividends and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash dividends. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash dividends and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

For the three months ended June 30, 2011, the Company’s net income was in excess of cash dividends declared (net of DRIP participation) by $54.1 million, with net income reduced by $39.3 million for non-cash items. For the six months ended June 30, 2011, the Company’s net income was in excess of cash dividends declared (net of DRIP participation) by $3.0 million, with net income reduced by $158.3 million for non-cash items. Non-cash items such as depletion and depreciation may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Liquidity and Capital Resources

We regularly review our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	June 30, 2011	December 31, 2010
Bank loan	$315,073	$303,773
Long-term debt(1)	294,645	150,000
Working capital deficiency	72,621	52,462
Total monetary debt	$682,339	$506,235

(1)	Principal amount of long-term debt.

At June 30, 2011, total monetary debt was $682.3 million, as compared to $506.2 million at December 31, 2010. Bank borrowings and working capital deficiency at June 30, 2011 were $387.7 million, as compared to total credit facilities of $700.0 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. (“Baytex Energy”), has established credit facilities with a syndicate of chartered banks. On June 14, 2011, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the facilities to $700 million (from $650 million), (ii) extend the revolving period from 364 days (with a one-year term out following the revolving period) to three years, which is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time), and (iii) change the structure of the facilities from reserves-based to covenant-based (with standard commercial covenants for facilities of this nature). The credit facilities do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category “Material Document” on July 22, 2011).

Financing costs for the six months ended June 30, 2011 include facility amendment fees of $2.2 million ($1.4 million for six months ended June 30, 2010). The weighted average interest rate on the bank loan for six months ended June 30, 2011 was 3.88% (3.94% for the year ended December 31, 2010 and six months ended June 30, 2010).

On February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries’ ability to fulfill our respective obligations under the Series A or Series B senior unsecured debentures and Baytex Energy’s credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
($ thousands)	2011	2010	2011	2010
Land	$2,326	$6,197	$4,551	$10,771
Seismic	45	89	168	(197)
Drilling and completion	73,744	35,190	136,939	73,184
Equipment	32,341	15,887	53,772	28,981
Other	(3)	(9)	37	(29)
Total exploration and development	$108,453	$57,354	$195,467	$112,710
Acquisitions – Corporate	1,325	40,314	118,671	40,314
Acquisitions – Properties	(185)	5,531	37,333	7,864
Total Acquisitions	1,140	45,845	156,004	48,178
Total oil and natural gas expenditures	109,593	103,199	351,471	160,888
Other plant and equipment, net	1,100	1,893	825	6,732
Total capital expenditures	$110,693	$105,092	$352,296	$167,620

Shareholders’ Capital

On December 31, 2010, all of the outstanding trust units of the Trust were exchanged for common shares of Baytex on a one-for-one basis in connection with the Corporate Conversion.

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at August 5, 2011, the Company had 116,335,386 common shares and no preferred shares issued and outstanding.

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations on an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of June 30, 2011, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$243,222	$243,222	$–	$–	$–
Dividends payable to shareholders	23,201	23,201	–	–	–
Bank loan(1)	315,073	–	315,073	–	–
Long-term debt(2)	294,645	–	–	–	294,645
Operating leases	52,849	5,738	12,113	11,790	23,208
Processing and transportation agreements	2,710	1,931	771	8	–
Total	$931,700	$274,092	$327,957	$11,798	$317,853

(1)
The bank loan is a three-year covenant-based revolving loan that is extendible annually for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2014 with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Financial Instruments and Risk Management

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at June 30, 2011 and the accounting treatment of the Company’s financial instruments are disclosed in note 22 to the condensed consolidated financial statements as at and for the three months and six months ended June 30, 2011.

Quarterly Financial Information

	2011		2010				2009
($ thousands, except per common share or trust unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenues	336,899	290,315	263,497	238,293	241,581	261,782	237,962	208,206
Net income	106,863	950	21,356	23,319	157,440	29,501	27,956	40,657
Per common share or trust unit – basic	0.92	0.01	0.19	0.21	1.42	0.27	0.26	0.38
Per common share or trust unit – diluted	0.90	0.01	0.18	0.20	1.38	0.26	0.25	0.37

(1)	Financial information for 2011 and 2010 has been prepared in accordance with IFRS and financial information for 2009 has been prepared in accordance with the previous GAAP.

Changes in Accounting Policies

Adoption of International Financial Reporting Standards

IFRS replaces GAAP in Canada for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises are required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 requires the restatement, for comparative purposes, of 2010 amounts reported by Baytex, including the opening statement of financial position as at January 1, 2010.

Our IFRS financial statements for the year ending December 31, 2011 must use the standards that are in effect on December 31, 2011, and therefore our condensed interim unaudited consolidated financial statements have been prepared using the standards expected to be effective at the end of 2011. IFRS accounting policies will only be finalized when our first annual IFRS financial statements are prepared for the year ending December 31, 2011 and as a result, our condensed consolidated financial statements for the three months and six months ended June 30, 2011 are subject to change. Reconciliations to IFRS from the previously published consolidated financial statements, prepared in accordance with previous GAAP are shown in note 25 to the condensed consolidated financial statements. The accounting policies described in note 3 to the condensed consolidated financial statements set out those policies that have been applied retrospectively and consistently in preparing the condensed consolidated financial statements, except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 (as disclosed in note 25 to the condensed consolidated financial statements).

The following table reconciles Baytex’s 2010 previous GAAP results to IFRS for the three months and six months ended June 30, 2010.

	2010
($ thousands)	Three months ended June 30	Six months ended June 30
Net income – Previous GAAP	$33,027	$84,981
Exploration and evaluation	(6,159)	(12,005)
Depletion and depreciation	17,344	34,389
Accretion on asset retirement obligation	(323)	(650)
Unit-based compensation	6,246	(23,214)
Conversion feature of convertible debentures	306	(2,245)
Deferred income tax	107,299	106,018
Other	(300)	(333)
Net income – IFRS	$157,440	$186,941

	2010
($ thousands)	Three months ended June 30	Six months ended June 30
Funds from operations – Previous GAAP	$109,123	$216,621
Exploration and evaluation	(1,508)	(2,861)
Other	(203)	(141)
Funds from operations – IFRS	$107,412	$213,619

Listed below is a summary of the significant effects of the transition from previous GAAP to IFRS:

Exploration and Evaluation

Under previous GAAP, petroleum and natural gas properties included certain exploration and evaluation expenditures incurred within a country-by-country cost centre. Under IFRS, such exploration and evaluation expenditures are recognized as tangible or intangible based on their nature and subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are expensed.

Exploration and evaluation assets at January 1, 2010 were deemed to be $124.6 million, being the amount recorded as the undeveloped land balance under previous GAAP. This has resulted in the reclassification from property, plant and equipment to intangible exploration assets of $124.6 million in the opening IFRS statement of financial position.

During the three months ended June 30, 2010, Baytex expensed $4.6 million of exploration and evaluation assets related to lease expiries and $1.6 million in direct exploration costs. For the six months ended June 30, 2010, Baytex transferred exploration and evaluation expense of $14.7 million to oil and natural gas properties and expensed $9.1 million of exploration and evaluation assets related to lease expiries and $2.9 million in direct exploration costs.

Depletion

Upon transition to IFRS, the Company adopted a policy of depleting oil and natural gas properties on a “units of production” basis over proved plus probable reserves on an area basis rather than a cost pool basis under previous GAAP. The depletion policy under previous GAAP was units of production over proved reserves on a country basis.

There is no impact to depletion on transition to IFRS at January 1, 2010. For the three months ended June 30, 2010, this change resulted in a decrease in depletion expense of $18.5 million with a corresponding increase in oil and natural gas properties. For the six months ended June 30, 2010, this change resulted in a decrease in depletion expense of $36.3 million with a corresponding increase in oil and natural gas properties.

Impairment of Property, Plant and Equipment (“PP&E”) Assets

Under IFRS, impairment of PP&E must be calculated at a more detailed level than what was required under previous GAAP. Impairment calculations are performed at the cash generating unit (“CGU”) level using the higher of its fair value less costs to sell and its value in use. Baytex uses discounted estimated cash flows from proved plus probable reserves for impairment tests of PP&E. Under previous GAAP, estimated future net cash flows used to assess impairments were not discounted. As such, impairment losses may be recognized earlier under IFRS than under previous GAAP. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount.

Baytex has allocated the PP&E amount recognized under previous GAAP as at January 1, 2010 to the assets at a CGU level using reserve values calculated using the discounted net cash flows. There is no change in the overall net book value of our PP&E as there were no impairments upon transition to IFRS at January 1, 2010.

Asset Retirement Obligations

Under IFRS, Baytex uses a risk free interest rate to discount the estimated fair value of its asset retirement obligations associated with the related oil and natural gas properties. Under previous GAAP, the Company used a credit-adjusted risk free interest rate. A lower discount rate under IFRS will increase the asset retirement obligations. In addition, under IFRS the asset retirement obligations are measured using the best estimate of the expenditure to be incurred and current discount rates at each remeasurement date with the corresponding adjustment to the cost of the related oil and natural gas properties. Existing liabilities under previous GAAP are not remeasured using current discount rates.

Under previous GAAP, the Company’s asset retirement obligations were recorded using the credit-adjusted risk free rate of 8.0%. Under IFRS, the Company’s asset retirement obligations are recorded using the risk free rate of 3.5% at December 31, 2010 (4.0% at January 1, 2010 and June 30, 2010). Under IFRS, an additional liability of $87.3 million was charged to deficit at January 1, 2010. At December 31, 2010, excluding the January 1, 2010 adjustment, the lower discount rates used resulted in an additional liability of $30.0 million and a resulting $28.7 million increase to the related oil and natural gas properties.

For the three months ended June 30, 2010, the $1.1 million accretion expense on asset retirement obligations under previous GAAP was reclassified to financing costs and an additional accretion expense on asset retirement obligations of $0.3 million has been recognized in net income under IFRS (six months ended June 30, 2010 – $2.2 million reclassified to financing costs and an additional accretion expense of $0.6 million).

Unit-based Compensation

Under previous GAAP, the obligation associated with the Unit Rights Plan is considered to be equity-based and the related unit-based compensation was calculated using the binomial-lattice model to estimate the fair value of the outstanding unit rights at grant date. The exercise of unit rights was recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Under IFRS, prior to the conversion to a corporation, the obligation associated with the Unit Rights Plan was considered a liability and the fair value of the liability is remeasured at each reporting date and at settlement date. Any changes in fair value are recognized in net income for the period. For periods prior to the conversion to a corporation remeasuring the fair value of the obligation each reporting period will increase or decrease the unit-based payment liability, unitholders’ capital and compensation expense recognized. Upon conversion to a corporation, the outstanding Unit Rights Plan was modified to become the new Share Rights Plan, effectively changing the related classification from liability-settled to equity-settled. The expense recognized from the date of the plan modification over the remainder of the vesting period is determined based on the fair value of the reclassified unit rights at the date of the modification. Upon transition of IFRS at January 1, 2010, an additional unit-based payment liability of $91.6 million and a decrease of $20.4 million in contributed surplus resulted in a corresponding $71.2 million charge to deficit.

Under IFRS, in addition to the January 1, 2010 adjustments discussed above, at June 30, 2010 the remeasurement of the liability at reporting date and at settlement date resulted in the recognition of an additional unit-based compensation expense of $23.2 million, with a corresponding decrease of $0.8 million in contributed surplus, an increase of $19.1 million in shareholders’/unitholders’ equity and an increase of $5.0 million in unit-based payment liability.

Conversion Feature of Convertible Debentures

Under previous GAAP, the convertible debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ or shareholders’ equity. The debt portion accreted up to the principal balance at maturity. If the debentures were converted to trust units, a portion of the value of the conversion feature under unitholders’ equity was reclassified to unitholders’ capital along with principal amounts converted.

Under IFRS, the conversion feature of the convertible debentures has been classified as a financial derivative liability. The financial derivative liability requires a fair value method of accounting and changes in the fair value of the derivative liability are recognized in the statements of income and comprehensive income. If the debentures were converted to trust units, the fair value of the conversion feature under financial derivative liability was reclassified to unitholders’/shareholders’ capital along with the principal amounts converted. The impact on adoption to IFRS at January 1, 2010 was an additional liability of $7.4 million, an increase of $33.4 million in unitholders’ capital with a corresponding $40.4 million charge to deficit and a decrease of $0.4 million in the conversion feature of convertible debentures.

Under IFRS, for the six months ended June 30, 2010, the increase in unitholders’/shareholders’ equity of $2.2 million and the increase of $0.1 million in conversion feature of convertible debentures had a corresponding decrease in the $0.1 million liability recorded at January 1, 2010 and a $2.2 million decrease in gain on financial derivatives in net income (three months ended June 30, 2010 – $0.3 million increase in gain on financial derivatives in net income).

Accumulated Other Comprehensive Loss

Under previous GAAP, amounts are composed entirely of currency translation adjustments on self-sustaining foreign operations. Under IFRS, the Company has elected to deem cumulative currency translation differences as $nil at January 1, 2010. At January 1, 2010, this has resulted in an decrease in accumulated other comprehensive loss with a corresponding increase in deficit of $3.9 million.

Deferred Income Taxes

Under IFRS, deferred income taxes are required to be presented as non-current. Upon transition to IFRS, the Company recognized a $27.6 million reduction in the net deferred income tax liability entirely resulting from the tax impact of the adjustments from previous GAAP to IFRS with a decrease to deficit of $25.8 million and a decrease to unitholders’ capital of $1.8 million.

Baytex acquired several private entities to be used in its internal financing structure. Under previous GAAP, the excess of amounts assigned to the acquired assets over the consideration paid is classified as a deferred credit. Under IFRS, the deferred credit is derecognized through net income as a deferred income tax recovery. For the three and six months ended June 30, 2010, deferred income tax recovery of $109.8 million was recorded in net income for amounts previously recognized as a deferred credit.

For the three months ended June 30, 2010, the application of the IFRS adjustments resulted in a $107.3 million increase to the Company’s deferred income tax recovery. For the six months ended June 30, 2010, the transition to IFRS resulted in a $106.0 million increase to the Company’s deferred income tax recovery. The increase in deferred income tax recovery is due to the deferred credit derecognized through net income under IFRS.

Under IFRS, taxable and deductible temporary differences related to the legal entity of the Trust must be measured using the highest marginal personal tax rate of 39%, as opposed to the corporate tax rates used under previous GAAP, resulting in an increase to the deferred income tax asset of $5.1 million at January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, the total deferred income tax asset related to the Trust was adjusted to the corporate tax rate of approximately 25% and derecognized through net income on December 31, 2010.

Forward-Looking Statements

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management’s assessment of The Company’s future plans and operations, certain statements in this document are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “project”, “plan”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; our ability to utilize our tax pools to reduce or potentially eliminate our taxable income for the initial period post-conversion; the timing of payment of Canadian income taxes; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; the existence, operation, and strategy of our risk management program; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and natural gas operations; changes in royalty rates and incentive programs relating to the oil and natural gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2010, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Pgae 23

CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

As at (thousands of Canadian dollars) (unaudited)	June 30, 2011	December 31, 2010	January 1, 2010
ASSETS
Current assets
Cash	$2,059	$–	$10,177
Trade and other receivables (note 6)	191,743	151,792	137,154
Crude oil inventory	–	1,802	1,384
Financial derivatives (note 22)	16,428	13,921	29,453
	210,230	167,515	178,168
Non-current assets
Deferred income tax asset (note 18)	7,204	7,870	1,789
Financial derivatives (note 22)	3,118	2,622	2,541
Exploration and evaluation assets (note 7)	125,401	113,082	124,621
Oil and gas properties (note 8)	1,873,222	1,624,629	1,512,035
Other plant and equipment (note 9)	26,619	27,550	27,096
Goodwill	37,755	37,755	37,755
	$2,283,549	$1,981,023	$1,884,005
LIABILITIES
Current liabilities
Trade and other payables (note 11)	$243,222	$183,314	$186,516
Dividends or distributions payable to shareholders/ unitholders	23,201	22,742	19,674
Bank loan (note 10)	–	–	265,088
Convertible debentures (note 13)	–	–	7,736
Financial derivatives (note 22)	17,273	20,312	12,004
	283,696	226,368	491,018
Non-current liabilities
Bank loan (note 10)	315,073	303,773	–
Long-term debt (note 12)	289,636	146,893	146,498
Asset retirement obligations (note 14)	178,039	169,611	141,869
Unit-based payment liability (note 16)	–	–	91,559
Deferred income tax liability (note 18)	54,512	14,383	160,719
Financial derivatives (note 22)	10,956	8,859	1,418
	1,131,912	869,887	1,033,081
SHAREHOLDERS’/UNITHOLDERS’ EQUITY
Shareholders’ capital (note 15)	1,594,075	1,484,335	–
Unitholders’ capital (note 15)	–	–	1,331,161
Contributed surplus	96,943	129,129	–
Accumulated other comprehensive loss	(16,971)	(10,323)	–
Deficit	(522,410)	(492,005)	(480,237)
	1,151,637	1,111,136	850,924
	$2,283,549	$1,981,023	$1,884,005

Subsequent events (note 24).

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months Ended June 30		Six Months Ended June 30
(thousands of Canadian dollars, except per common share and per trust unit amounts) (unaudited)	2011	2010	2011	2010
Revenues, net of royalties (note 19)	$285,740	$199,499	$527,253	$410,316
Expenses
Exploration and evaluation	3,351	6,159	6,817	12,005
Production and operating	50,189	42,387	97,665	84,621
Transportation and blending	67,518	45,917	131,678	97,956
General and administrative	8,689	9,891	19,819	21,022
Share-based or unit-based compensation (note 16)	7,354	(3,854)	15,336	28,060
Financing costs (note 20)	12,793	9,434	23,355	17,057
(Gain) loss on financial derivative (note 22)	(41,225)	(2,530)	3,658	(14,916)
Foreign exchange (gain) loss (note 21)	(4,006)	4,334	(7,936)	408
Depletion and depreciation	56,469	48,865	113,113	96,746
	161,132	160,603	403,505	342,959
Net income before income taxes	124,608	38,896	123,748	67,357
Income tax expense (recovery) (note 18)
Current	(18)	(79)	(18)	(79)
Deferred	17,763	(118,465)	15,953	(119,505)
	17,745	(118,544)	15,935	(119,584)
Net income attributable to shareholders/unitholders	$106,863	$157,440	$107,813	$186,941
Other comprehensive loss (income)
Foreign currency translation adjustment	1,650	(7,435)	6,648	(2,329)
Comprehensive income	$105,213	$164,875	$101,165	$189,270
Net income per common share or trust unit (note 17)
Basic	$0.92	$1.42	$0.94	$1.69
Diluted	$0.90	$1.38	$0.91	$1.64
Weighted average common share or trust units (note 17)
Basic	115,596	110,947	115,006	110,528
Diluted	118,481	114,228	118,116	114,010

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
IN EQUITY

(thousands of Canadian dollars) (unaudited)	Shareholders’ capital	Unitholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at January 1, 2010	$–	$1,331,161	$–	$–	$(480,237)	$850,924
Distributions to unitholders	–	–	–	–	(119,539)	(119,539)
Issued on conversion of debentures	–	4,249	–	–	–	4,249
Exercise of unit rights	–	34,662	–	–	–	34,662
Issued pursuant to distribution reinvestment plan	–	22,779	–	–	–	22,779
Comprehensive income for the period	–	–	–	2,329	186,941	189,270
Balance at June 30, 2010	$–	$1,392,851	$–	$2,329	$(412,835)	$982,345
Balance at December 31, 2010	$1,484,335	$–	$129,129	$(10,323)	$(492,005)	$1,111,136
Dividends to shareholders	–	–	–	–	(138,218)	(138,218)
Exercise of share rights	76,002	–	(47,522)	–	–	28,480
Share-based compensation	–	–	15,336	–	–	15,336
Issued pursuant to dividend reinvestment plan	33,738	–	–	–	–	33,738
Comprehensive income for the period	–	–	–	(6,648)	107,813	101,165
Balance at June 30, 2011	$1,594,075	$–	$96,943	$(16,971)	$(522,410)	$1,151,637

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30		Six Months Ended June 30
(thousands of Canadian dollars) (unaudited)	2011	2010	2011	2010
CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$106,863	$157,440	$107,813	$186,941
Adjustments for:
Share-based or unit-based compensation (note 16)	7,354	(3,854)	15,336	28,060
Unrealized foreign exchange (gain) loss (note 21)	(4,746)	7,347	(9,602)	2,497
Exploration and evaluation	2,470	4,651	4,954	9,144
Depletion and depreciation	56,469	48,865	113,113	96,746
Unrealized (gain) loss on financial derivatives (note 22)	(49,602)	9,878	(3,132)	6,656
Deferred income tax expense (recovery) (note 18)	17,763	(118,465)	15,953	(119,505)
Financing costs (note 20)	12,793	9,434	23,355	17,057
Change in non-cash working capital (note 21)	(2,206)	(648)	186	(10,282)
Asset retirement expenditures (note 14)	(959)	(733)	(1,878)	(1,344)
	146,199	113,915	266,098	215,970
Financing activities
Payments of dividends or distributions	(51,963)	(47,686)	(104,020)	(96,408)
Increase in bank loan	17,830	76,455	16,753	74,311
Proceeds from issuance of long-term debt (note 12)	–	–	145,810	–
Issuance of common shares or trust units (note 15)	8,849	2,274	28,480	11,647
Interest paid	(5,867)	(4,293)	(16,387)	(13,476)
	(31,151)	26,750	70,636	(23,926)
Investing activities
Additions to exploration and evaluation assets (note 7)	(1,988)	(9,857)	(7,444)	(14,849)
Additions to oil and gas properties	(106,465)	(47,497)	(188,023)	(97,861)
Property acquisitions	185	(5,531)	(37,333)	(7,864)
Corporate acquisitions (note 5)	(1,325)	(40,314)	(118,671)	(40,314)
Additions to other plant and equipment, net of disposals (note 9)	(1,100)	(1,893)	(825)	(6,732)
Acquisition of financing entities	–	(38,000)	–	(38,000)
Change in non-cash working capital (note 21)	(6,513)	4,964	17,317	6,661
	(117,206)	(138,128)	(334,979)	(198,959)
Impact of foreign currency translation on cash balances	245	(149)	304	(246)
Change in cash	(1,913)	2,388	2,059	(7,161)
Cash, beginning of period	3,972	628	–	10,177
Cash, end of period	$2,059	$3,016	$2,059	$3,016

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
As at June 30, 2011, December 31, 2010 and January 1, 2010 and for the three months and six months ended June 30, 2011 and 2010
(all tabular amounts in thousands of Canadian dollars, except per common share and per trust unit amounts) (unaudited)

1.	REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is a Calgary, Alberta based oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3, and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Baytex Energy Trust (the “Trust”) completed the conversion of its legal structure from an income trust to a corporation at year-end 2010 pursuant to a Plan of Arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the Arrangement, (i) on December 31, 2010, the trust units of the Trust were exchanged for common shares of Baytex on a one-for-one basis and (ii) on January 1, 2011, the Trust was dissolved and terminated, with Baytex being the successor to the Trust. The reorganization into a corporation has been accounted for on a continuity of interest basis, and accordingly, the condensed consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.

2.	BASIS OF PRESENTATION

The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Canadian generally accepted accounting principles have been revised to incorporate International Financial Reporting Standards (“IFRS”) and publicly accountable enterprises are required to apply such standards for years beginning on or after January 1, 2011. Accordingly, these consolidated financial statements were prepared in accordance with IFRS 1, First-time Adoption of IFRS. The significant accounting policies set out below were consistently applied to all the periods presented. These consolidated financial statements do not include all the necessary annual disclosures in accordance with IFRS.

In these financial statements, the term “previous GAAP” refers to Canadian generally accepted accounting principles prior to the adoption of IFRS. Previous GAAP differs in some areas from IFRS. In preparing these consolidated financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the previous GAAP financial statements to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. The date of transition to IFRS was January 1, 2010. Reconciliations and descriptions of the effect of the transition from previous GAAP to IFRS on equity, net income and comprehensive income are included in note 25.

The consolidated financial statements were approved and authorized by the Board of Directors on August 10, 2011.

The consolidated financial statements have been prepared on the historical cost basis, except derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share or per trust unit amounts and when otherwise indicated. Certain prior period balances have been reclassified for presentation purposes.

3.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from the respective dates of acquisition of the subsidiary companies. The date of acquisition is the date on which the Company obtains control and the subsidiary companies continue to be consolidated until the date such control ceases. Control exists when the Company has the ability to direct the activities of an entity to generate returns from its activities. Inter-company transactions and balances are eliminated upon consolidation. A portion of the Company’s exploration, development and production activities is conducted jointly with others and involve jointly controlled assets. These jointly controlled assets are accounted for using the proportionate consolidation method whereby the consolidated financial statements reflect only the Company’s proportionate interest.

Operating Segments Reporting

Baytex’s operations are grouped into one operating segment for reporting consistent with the internal reporting provided to the chief operating decision- maker of the Company.

Measurement Uncertainty and Judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Actual results can differ from those estimates.

In particular, amounts recorded for depletion of oil and gas properties are based on a unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. The Company’s total proved plus probable reserves are estimated annually using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent statistical probability of being recovered. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgement and are subject to change as additional information becomes available. The impact of future changes to estimates on the consolidated financial statements of subsequent periods could be material.

Amounts recorded for depreciation are based on estimated useful lives of depreciable assets; management reviews these estimates at each reporting date.

The Company’s capital assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The definition of the Company’s cash-generating units is subject to Management’s judgement.

Impairment of assets and group of assets are based on the higher of calculations of value-in-use calculations and fair value less costs to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and gas products. Any changes to these estimates and assumptions could impact the carrying value of assets. The Company assesses internal and external indicators of impairment in determining whether the carrying values of the assets may not be recoverable.

Fair value of financial instruments, where active market quotes are not available are estimated using the Company’s assessment of available market inputs and are described in note 22. These estimates may vary from the actual prices that will be achieved upon settlement of the financial instruments.

Fair values of share-based compensation are measured at the later of grant date or December 31, 2010, taking into consideration management’s best estimate of the number of shares that will vest. Fair values of unit-based compensation were remeasured at each reporting date until the December 31, 2010 corporate conversion using a binomial-lattice pricing model, taking into consideration management’s best estimate of the expected volatility, expected life of the option and estimated number of units that will vest.

The amounts recorded for asset retirement costs are estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims could reasonably be expected to materially affect the Company’s financial position or reported results of operations.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to net income in the statements of income and comprehensive income in the period of acquisition. Associated transaction costs are expensed when incurred.

Crude Oil Inventory

Crude oil inventory, consisting of production in transit in pipelines at the reporting date, is valued at the lower of cost, using the weighted average cost method, or net realizable value. Costs include direct and indirect expenditures incurred in bringing the crude oil to its existing condition and location.

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

a)	Pre-license Costs

Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

b)	Exploration and Evaluation (“E&E”) Costs

Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determined. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determined when proved and/or probable reserves are determined to exist. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the impairment costs are charged to exploration and evaluation expense. Upon determination of proven and/or probable reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties.

c)	Development Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability are recognized as oil and gas properties only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized petroleum and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves and are accumulated on a geotechnical area basis.

Major maintenance and repairs consist of the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset that was separately depreciated and has been completely written off is replaced and it is probable that there are future economic benefits associated with the item, the expenditure is capitalized. The costs of the day-to-day servicing of property, plant and equipment are recognized in net income as incurred.

The carrying amount of any replaced or sold component of an oil and gas property is derecognized and included in net income in the period in which the item is derecognized.

d)	Borrowing Costs and Other Capitalized Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex has had no qualifying assets that would allow for borrowing costs to be capitalized to the asset. All such borrowing costs are expensed as incurred.

No general and administrative expenses have been capitalized since Baytex’s inception.

e)	Depletion and Depreciation

The net carrying value of oil and gas properties is depleted using the units of production method using estimated proved and probable petroleum and natural gas reserves, by reference to the ratio of production in the year to the related proven and probable reserves at forecast prices, taking into account estimated future development costs necessary to bring those reserves into production. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Future development costs are estimated as the costs of development required to produce the reserves. These estimates are prepared by independent reserve engineers at least annually.

The depreciation methods and estimated useful lives for other assets for other plant and equipment are as follows:

Classification	Method	Rate or period
Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively.

Impairment of Non-financial Assets

The goodwill balance is assessed for impairment at least annually at year end or more frequently if events or changes in circumstances indicate that the asset may be impaired. E&E assets are assessed for impairment when they are reclassified to oil and gas properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the “cash-generating unit” or “CGU”). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

If any such indication of impairment exists or when annual impairment testing for a CGU is required, the Company makes an estimate of its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment amount reduces first the carrying amount of any goodwill allocated to the CGU. Any remaining impairment is allocated to the individual assets in the CGU on a pro rata basis. Impairment is charged to net income in the period in which it occurs.

For all assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in net income. After such a reversal, the depletion or depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Asset Retirement Obligations

The Company recognizes a liability at the discounted value for the future asset retirement costs associated with its oil and gas properties using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The discount in the liability unwinds until the date of expected settlement of the retirement obligations and is recognized as a finance cost in the statements of income and comprehensive income. The liability will be revised for the effect of any changes to timing related to cash flow or undiscounted abandonment costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations to the extent that the liability exists on the statements of financial position.

Foreign Currency Translation

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are reflected in the statements of financial position at the Canadian equivalent at the foreign currency exchange rates prevailing at the reporting date. Foreign exchange gains and losses are included in net income.

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’/unitholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the pipeline delivery point. Revenue is measured net of discounts, customs duties and royalties. With respect to royalties, the Company is acting as a collection agent on behalf of the Crown and other royalty interest holders.

Revenue from the production of oil in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant joint venture agreements.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest rate method.

All risk management contracts are recorded in the statements of financial position at fair value unless they were entered into and continue to be held in accordance with the Company’s expected purchase, sale and usage requirements. All changes in their fair value are recorded in net income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income until the underlying hedged transaction is recognized in net income. The Company has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income.

Cash is classified as FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and the bank loan are classified as other financial liabilities, which are measured at amortized cost.

The convertible debentures have been classified as liabilities, net of the fair value of the conversion feature which has been classified as a financial derivative liability. The financial derivative liability requires a fair value method of accounting and changes in the fair value of the instrument are recognized in the net income. The liability component is classified as other financial liabilities. The liability component will accrete up to the principal balance at maturity. The accretion and the interest paid are reported as finance expense in the condensed consolidated statements of income and comprehensive income (loss). If the debentures are converted to trust units, the fair value of the conversion feature will be reclassified to unitholders’ capital along with the principal amounts converted.

An embedded derivative is a component of a contract that affects the terms of another factor. These hybrid contracts are considered to consist of a host contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative. The Company has no material embedded derivatives.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability classified at FVTPL are expensed immediately. For a financial asset or financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to or deducted from the fair value on initial recognition and amortized through net income over the term of the financial instrument.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. The Company does not use financial derivatives for trading or speculative purposes. These instruments are classified as FVTPL unless designated for hedge accounting. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting. As a result, for all derivative instruments, the Company applies the fair value method of accounting by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the statements of income and comprehensive income for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income when incurred.

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical sales contracts are recognized in revenue in the period of settlement.

Income Taxes

Current and deferred income taxes are recognized in net income, except when they relate to items that are recognized directly in equity. Where current and deferred income taxes are recognized directly in equity when current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share Rights Plan and Share Award Incentive Plan

The Trust’s Trust Unit Rights Incentive Plan (the “Unit Rights Plan”), which was superseded by the Company’s Common Share Rights Incentive Plan (the “Share Rights Plan”), is described in note 16. The exercise price of the share rights under the Share Rights Plan may be reduced in future periods in accordance with the terms of the Share Rights Plan.

Prior to the conversion to a corporation, the obligation associated with the Unit Rights Plan was considered a liability and the fair value of the liability was remeasured at each reporting date and at settlement date. Any changes in fair value were recognized in net income for the period. The conversion of the outstanding unit rights to share rights in connection with the Arrangement effectively changed the related classification from a liability plan to an equity-settled plan. The expense recognized from the date of modification over the remainder of the vesting period was determined based on the fair value of the reclassified equity awards at the date of the modification using a binomial- lattice pricing model.

Baytex’s Share Award Incentive Plan is described in note 16.

4.	CHANGES IN ACCOUNTING POLICIES

Future Accounting Pronouncements

Financial Instruments

IASB published IFRS 9, “Financial Instruments” and replaces IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The adoption of this standard may have an impact on the Company’s accounting for financial assets and financial liabilities.

Consolidation, Joint Ventures and Disclosures

In May 2011, the IASB issued new standards, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”. IAS 27, “Separate Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures” were amended for replaced and conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12. Each of the new and revised standards is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The adoption of these standards may have an impact on the Company’s accounting.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” replaces the consolidation guidance in IAS 27, “Consolidated and Separate Financial Statements” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

Joint Arrangements

IFRS 11, “Joint Arrangements” replaces IAS 31, “Interest in Joint Ventures”. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The adoption of this standard may have an impact on the Company’s accounting.

Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, “Presentation of Financial Statements” to require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the net income section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the consolidated financial statements of the Company.

5.	BUSINESS COMBINATIONS

2011 Corporate Acquisition

On February 3, 2011, Baytex acquired all the issued and outstanding shares of a private company, which was a junior heavy oil producer with operational focus in the Seal area of northern Alberta and the Lloydminster area of western Saskatchewan, for total consideration of $119.7 million (net of cash acquired). The acquisition has been accounted for as a business combination with the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid for exploration and evaluation assets and oil and gas properties	$118,671
Cash paid for working capital (net of cash acquired)	979
Total consideration	$119,650
Recognized amounts of identifiable assets acquired and liabilities assumed:
Trade and other receivables	$1,637
Exploration and evaluation assets	14,944
Oil and gas properties	130,300
Trade and other payables	(658)
Asset retirement obligations	(2,031)
Deferred income tax liability	(24,542)
Total net assets acquired	$119,650

For the period from February 3, 2011 to June 30, 2011, the acquired properties contributed revenue of $17.9 million to Baytex’s operations. If the acquisition had occurred on January 1, 2011, management estimates that the acquired properties would have generated revenue of $21.0 million for the six month period ended June 30, 2011. It is not possible to determine the amount of contributed net income from the acquired properties.

The fair values of assets and liabilities recognized are estimates due to the uncertainty of provisional amounts recognized. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

2011 Property Acquisition

On February 3, 2011, Baytex acquired heavy oil properties in the Seal area of northern Alberta and the Lloydminster area of western Saskatchewan, for total consideration of $36.9 million. The acquisition has been accounted for as a business combination with the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid	$36,866
Total consideration	$36,866
Recognized amounts of identifiable assets acquired and liabilities assumed:
Exploration and evaluation assets	$1,700
Oil and gas properties	35,674
Asset retirement obligations	(508)
Total net assets acquired	$36,866

For the period from February 3, 2011 to June 30, 2011, the acquired properties contributed revenue of $4.5 million to Baytex’s operations. If the acquisition had occurred on January 1, 2011, management estimates that the acquired properties would have generated revenue of $5.2 million for the six month period ended June 30, 2011. It is not possible to determine the amount of contributed net income from the acquired properties.

The fair values of assets and liabilities recognized are estimates due to the uncertainty of provisional amounts recognized. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

2010 Corporate Acquisition

On May 26, 2010, Baytex acquired all the issued and outstanding shares of a private company, which was a junior heavy oil producer with operational focus in east central Alberta through to west central Saskatchewan, for total consideration of $40.3 million (net of cash acquired). The acquisition has been accounted for as a business combination with the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid (net of cash acquired)	$40,314
Total consideration	$40,314
Recognized amounts of identifiable assets acquired and liabilities assumed:
Trade and other receivables	$1,722
Exploration and evaluation assets	2,534
Oil and gas properties	48,313
Trade and other payables	(1,436)
Asset retirement obligations	(2,207)
Deferred income tax liability	(8,612)
Total net assets acquired	$40,314

For the period from May 26, 2010 to December 31, 2010, the acquired properties contributed revenue of $8.7 million to Baytex’s operations. If the acquisition had occurred on January 1, 2010, management estimates that the acquired properties would have generated revenue of $14.9 million for the year ended December 31, 2010.

6.	TRADE AND OTHER RECEIVABLES

As at	June 30, 2011	December 31, 2010	January 1, 2010
Petroleum and natural gas sales and accrual	$154,357	$119,827	$107,657
Joint venture	29,227	30,536	28,581
Prepaid, deposits and other	9,312	3,282	3,252
Allowance for doubtful accounts	(1,153)	(1,853)	(2,336)
	$191,743	$151,792	$137,154

7.	EXPLORATION AND EVALUATION ASSETS

Cost
As at January 1, 2010	$124,621
Capital expenditures	37,411
Corporate acquisition	2,534
Exploration and evaluation expense	(18,913)
Transfer to oil and gas properties	(29,116)
Divestitures	(113)
Foreign currency translation	(3,342)
As at December 31, 2010	$113,082
Capital expenditures	7,444
Corporate acquisition	14,944
Property acquisition	1,700
Exploration and evaluation expense	(4,954)
Transfer to oil and gas properties	(5,113)
Foreign currency translation	(1,702)
As at June 30, 2011	$125,401

8.	OIL AND GAS PROPERTIES

Cost
As at January 1, 2010	$1,512,035
Capital expenditures	218,651
Corporate acquisition	48,313
Transferred from exploration and evaluation assets	29,116
Change in asset retirement obligations	21,766
Divestitures	(4,072)
Foreign currency translation	(6,458)
As at December 31, 2010	$1,819,351
Capital expenditures	190,540
Corporate acquisition	130,300
Property acquisition	36,141
Transferred from exploration and evaluation assets	5,113
Change in asset retirement obligations	2,277
Foreign currency translation	(4,598)
As at June 30, 2011	$2,179,124

Accumulated depletion
As at January 1, 2010	$–
Depletion for the period	195,015
Divestitures	(107)
Foreign currency translation	(186)
As at December 31, 2010	$194,722
Depletion for the period	111,366
Foreign currency translation	(186)
As at June 30, 2011	$305,902

Carrying value
As at January 1, 2010	$1,512,035
As at December 31, 2010	$1,624,629
As at June 30, 2011	$1,873,222

9.	OTHER PLANT AND EQUIPMENT

Cost
As at January 1, 2010	$49,341
Capital expenditures	8,473
Disposals	(236)
Foreign currency translation	(54)
As at December 31, 2010	$57,524
Capital expenditures	1,257
Disposals	(432)
Foreign currency translation	(33)
As at June 30, 2011	$58,316

Accumulated depreciation
As at January 1, 2010	$22,245
Depreciation	7,781
Disposals	(26)
Foreign currency translation	(26)
As at December 31, 2010	$29,974
Depreciation	1,747
Foreign currency translation	(24)
As at June 30, 2011	$31,697

Carrying value
As at January 1, 2010	$27,096
As at December 31, 2010	$27,550
As at June 30, 2011	$26,619

Field inventory held is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

10.	BANK LOAN

As at	June 30, 2011	December 31, 2010	January 1, 2010
Bank loan	$315,073	$303,773	$265,088

Baytex Energy Ltd. (“Baytex Energy”), a wholly-owned subsidiary of Baytex, has established credit facilities with a syndicate of chartered banks. On June 14, 2011, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the facilities to $700 million (from $650 million), (ii) extend the revolving period from 364 days (with a one-year term out following the revolving period) to three years, which is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time), and (iii) change the structure of the facilities from reserves-based to covenant- based (with standard commercial covenants for facilities of this nature). The credit facilities do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that we do not comply with covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted.

Financing costs for the six months ended June 30, 2011 include facility amendment fees of $2.2 million ($1.4 million for six months ended June 30, 2010). The weighted average interest rate on the bank loan for six months ended June 30, 2011 was 3.88% (3.94% for the year ended December 31, 2010 and six months ended June 30, 2010).

11.	TRADE AND OTHER PAYABLES

As at	June 30, 2011	December 31, 2010	January 1, 2010
Trade payables	$118,173	$79,841	$79,150
Joint venture	20,305	12,284	14,924
Capital and operating expense accruals	85,430	77,656	75,471
Other	19,314	13,533	16,971
	$243,222	$183,314	$186,516

12.	LONG-TERM DEBT

	June 30, 2011	December 31, 2010	January 1, 2010
9.15% senior unsecured debentures (Cdn$150,000 – principal)	$147,105	$146,893	$146,498
6.75% senior unsecured debentures (US$150,000 – principal)	142,531	–	–
	$289,636	$146,893	$146,498

On August 26, 2009, Baytex issued $150.0 million principal amount of Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are subordinate to Baytex Energy’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%. These notes are carried at amortized cost, net of a $3.6 million transaction cost. The notes accrete up to the principal balance at maturity using the effective interest rate of 9.6%

On February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. These debentures are subordinate to Baytex Energy’s bank credit facilities. After February 17 of each of the following years, these debentures are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2016 at 103.375%, 2017 at 102.25%, 2018 at 101.525%, and 2019 at 100%. These notes are carried at amortized cost, net of a $2.2 million transaction cost. These notes accrete up to the principal balance at maturity using the effective interest rate of 7.0%

Accretion expense on debentures of $0.1 million has been recorded for the three months ended June 30, 2011 (three months ended June 30, 2010 – $0.1 million) and $0.3 million for the six months ended June 30, 2011 (six months ended June 30, 2010 – $0.2 million).

13.	CONVERTIBLE DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, January 1, 2010	7,815	$7,736	$7,354
Conversion	(7,474)	(7,426)	(12,473)
Accretion	–	31	–
Loss on financial derivative	–	–	5,119
Repayment on maturity	(341)	(341)	–
Balance, December 31, 2010 and June 30, 2011	–	$–	$–

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures paid interest semi-annually and were convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. On the December 31, 2010 maturity date, the outstanding $0.3 million principal amount was repaid at par value.

The debentures were classified as debt net of the fair value of the conversion feature which was classified as a financial derivative liability. This resulted in $95.2 million being classified as a liability and $4.8 million being initially classified as a financial derivative liability. The debt portion accreted up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid were expensed as a finance expense in the condensed consolidated statements of income and comprehensive income (loss). When debentures were converted to trust units, the fair value of the conversion feature under financial derivative liability was reclassified to unitholders’ capital along with the principal amounts converted.

14.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2011	December 31, 2010
Balance, beginning of period	$169,611	$141,869
Liabilities incurred	2,553	2,030
Liabilities settled	(1,878)	(2,829)
Liabilities acquired	2,538	2,207
Liabilities divested	(36)	(1,254)
Accretion	3,000	5,862
Change in estimate(1)	2,278	21,766
Foreign currency translation	(27)	(40)
Balance, end of period	$178,039	$169,611

(1)	Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at June 30, 2011 is $304.5 million (December 31, 2010 – $288.8 million, January 1, 2010 – $279.3 million). The amount of estimated cash flow discounted at a risk free rate of 3.5% at June 30, 2011 (December 31, 2010 – 3.5% and January 1, 2010 – 4.0%) is $178.0 million (December 31, 2010 – $169.6 million and January 1, 2010 – $141.9 million).

15.	SHAREHOLDERS’/UNITHOLDERS’ CAPITAL

Unitholders’ Capital

	Number of Trust Units	Amount
Balance, January 1, 2010	109,299	$1,331,161
Issued on conversion of debentures	507	19,897
Issued on exercise of unit rights	2,337	26,021
Transfer from unit-based payment liability on exercise of unit rights	–	56,628
Issued pursuant to distribution reinvestment plan	1,569	51,699
Change in effective tax rate on issue costs	–	(1,071)
Exchanged for shares, pursuant to the Arrangement	(113,712)	(1,484,335)
Balance, December 31, 2010 and June 30, 2011	–	$–

Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2011, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares	Amount
Balance, January 1, 2010	–	$–
Issued for units, pursuant to the Arrangement	113,712	1,484,335
Balance, December 31, 2010	113,712	$1,484,335
Issued on exercise of share rights	1,614	28,480
Transfer from contributed surplus on exercise of share rights	–	47,522
Issued pursuant to dividend reinvestment plan	678	33,738
Balance, June 30, 2011	116,004	$1,594,075

Baytex has a Dividend Reinvestment Plan (the “DRIP”) that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices. Pursuant to the terms of the DRIP, common shares issued from treasury are currently issued at a five percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury.

The holders of common shares or trust units may receive dividends or distributions as declared from time to time and are entitled to one vote per share or trust unit at any meetings of the holders of common shares or trust units. All common shares rank among themselves equally and with regard to the Company’s net assets in the event of termination or winding-up of the Company.

Dividends of $0.20 per common share per month were declared by the Company during the three months and six months ended June 30, 2011. Total dividends declared were $69.4 million for the three months ended June 30, 2011, and $138.2 million for the six months ended June 30, 2011. Distributions of $0.20 per trust unit in December 2010 and $0.18 per trust unit for each of the previous eleven months were declared by the Trust during the year ended December 31, 2010 for total distributions declared of $243.4 million.

Subsequent to June 30, 2011, the Company announced that a dividend in respect of July 2011 operations of $0.20 per common share ($23.1 million) would be paid on August 15, 2011 to shareholders of record on July 29, 2011.

16.	EQUITY BASED PLANS

Share Rights Plan

The Trust had a Unit Rights Plan pursuant to which rights to acquire trust units (“unit rights”) were granted to eligible directors, officers, employees and other service providers of the Trust and its subsidiaries. The maximum number of trust units issuable pursuant to the Unit Rights Plan was a “rolling” maximum equal to 10% of the outstanding trust units plus the number of trust units which were issuable on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units resulted in an increase in the number of trust units available for issuance under the Unit Rights Plan, and any exercises of unit rights made new grants available under the Unit Rights Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Unit Rights Plan. Under the Unit Rights Plan, unit rights had a maximum term of five years and vested and became exercisable as to one-third on each of the first, second and third anniversaries of the grant date.

The Unit Rights Plan provided that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria. Effective November 16, 2009, the Unit Rights Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price. Effective October 25, 2010, the Unit Rights Plan was amended to provide holders of unit rights who are not subject to taxation in the United States with the ability to elect at the time of exercise to pay an exercise price per unit right equal to (i) the original exercise price reduced for distributions paid subsequent to grant date or (ii) the original exercise price.

Pursuant to the terms of the Unit Rights Plan, the Arrangement (as described in note 1) constituted a capital reorganization which resulted in each holder of unit rights exchanging such rights for equivalent rights to acquire common shares of Baytex (“share rights”) on a one-for-one basis on December 31, 2010. The share rights are subject to the terms of the Share Rights Plan. The Share Rights Plan is substantially similar to the Unit Rights Plan other than amendments necessary to reflect:

•	The entitlement of holders to receive common shares instead of trust units;

•
The exercise price, as calculated for unit rights outstanding at the effective time of the Arrangement, will be carried forward under the Share Rights Plan and, if applicable, future adjustments to the exercise price after the completion of the Arrangement will be based on dividends paid on the common shares of Baytex rather than distributions paid on the trust units of the Trust; and

•	The administration of the Share Rights Plan will be carried out by Baytex as opposed to Baytex Energy.

As a result of the adoption of the Share Award Incentive Plan (as described below), no further grants will be made under the Share Rights Plan effective January 1, 2011.

Baytex recorded compensation expense of $4.5 million for the three months ended June 30, 2011 (three months ended June 30, 2010 – $3.9 million recovery) and $9.8 million for the six month ended June 30, 2011 (six months ended June 30, 2010 – $28.1 million) related to the share rights under the Share Rights Plan or the unit rights under the Unit Rights Plan.

Baytex uses a binomial-lattice pricing model to calculate the estimated weighted average fair value of the share rights and unit rights. The following assumptions were used to arrive at the estimate of fair values at each reporting date, with the expense recognized from the December 31, 2010 date of modification over the remainder of the vesting period determined based on the fair value of the reclassified unit rights at the date of the modification:

	As at December 31, 2010	As at January 1, 2010
Expected annual exercise price reduction (on unit rights or share rights with declining exercise price)	Various	$2.16
Share or unit price	$46.61	$29.70
Expected volatility(1)	43.8%	43.4%
Risk free interest rate	1.99%	2.57%
Forfeiture rate	4.6%	4.6%

(1)	Expected volatility is estimated by considering the historical average price volatility of the common shares/trust units commensurate with the term of the right.

The number of share rights or unit rights outstanding and exercise prices are detailed below:

	Number of share or unit rights	Weighted average exercise price(1)
Balance, January 1, 2010	8,120	$16.68
Granted(2)	190	32.71
Exercised	(2,337)	11.13
Forfeited	(212)	20.35
Balance, December 31, 2010	5,761	$17.02
Granted	–	–
Exercised	(1,614)	17.65
Forfeited	(54)	24.06
Balance, June 30, 2011	4,093	$16.99

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.

(2)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

The following table summarizes information about the share rights outstanding at June 30, 2011:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at June 30, 2011	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at June 30, 2011	Weighted Average Exercise Price	Number Outstanding at June 30, 2011	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at June 30, 2011	Weighted Average Exercise Price
$7.88 to $14.75	66	$14.48	2.6	40	$14.64	2,386	$12.18	1.7	1,717	$12.12
$14.76 to $21.25	2,287	18.56	2.0	1,532	18.97	377	18.35	2.5	146	18.74
$21.26 to $27.75	1,523	26.23	2.9	602	25.23	1,216	25.61	3.4	354	24.45
$27.76 to $34.25	179	30.05	3.3	62	29.18	89	30.63	3.8	19	30.01
$34.26 to $40.75	35	36.46	4.2	1	35.30	22	35.81	4.2	1	35.05
$40.76 to $47.72	3	44.96	4.5	–	–	3	43.63	4.5	–	–
$$7.88 to $47.72	4,093	$22.02	2.4	2,237	$20.86	4,093	$16.99	2.4	2,237	$14.66

Share Award Incentive Plan

In connection with the Arrangement, the unitholders of the Trust approved, at a special meeting held on December 9, 2010, the adoption by the Company effective January 1, 2011 of a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards (collectively, “share awards”) may be granted to the directors, officers, employees and other service providers of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant. Each performance award entitles the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier. The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The Company recorded compensation expense of $2.9 million for the three months ended June 30, 2011 and $5.6 million for the six months ended June 30, 2011 related to the share awards ($nil for the three months and six months ended June 30, 2010).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards is $48.76 per restricted award and $79.50 per performance award issued during the six months ended June 30, 2011 (no share awards were issued during the three months and six months ended June 30, 2010).

The number of share awards outstanding is detailed below:

	Number of restricted awards	Number of performance awards	Number of share awards
Balance, January 1, 2010 and December 31, 2010	–	–	–
Granted	187,311	115,744	303,055
Forfeited	(4,062)	(598)	(4,660)
Balance, June 30, 2011	183,249	115,146	298,395

Approved awards under the Share Award Incentive Plan are granted 50% effective on the initial date and the remaining 50% granted six months subsequent to the initial grant date. The grants effective six months subsequent to the initial grant date are conditional on the grantee continuing to be employed with the Company or its subsidiaries.

Subsequent to June 30, 2011, 119,453 performance awards and 182,247 restricted awards were granted to eligible directors, officers, employees and other service providers of the Company and its subsidiaries.

17.	NET INCOME PER SHARE AND PER TRUST UNIT

Baytex calculates basic income per share and per trust unit based on the net income attributable to shareholders or unitholders and a weighted average number of shares or units outstanding during the period. Diluted income per share or trust unit amounts reflect the potential dilution that could occur if share rights or unit rights were exercised, share awards were converted and convertible debentures were converted. The treasury stock method is used to determine the dilutive effect of share rights or unit rights whereby any proceeds from the exercise of share rights or unit rights or other dilutive instruments and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common share or trust units at the average market price during the periods.

	Three Months Ended June 30, 2011			Three Months Ended June 30, 2010
	Net income	Common Shares	Net income per share	Net income	Trust units	Net income per unit
Net income per basic share or unit	$106,863	115,596	$0.92	$157,440	110,947	$1.42
Dilutive effect of share rights or unit rights	–	2,740		–	2,865
Dilutive effect of share awards	–	145		–	–
Conversion of convertible debentures	–	–		81	416
Net income per diluted share or unit	$106,863	118,481	$0.90	$157,521	114,228	$1.38

For the three months ended June 30, 2011, nil share rights (three months ended June 30, 2010 – 1.3 million unit rights) were excluded in calculating the weighted average number of diluted common shares outstanding as they were anti-dilutive.

	Six Months Ended June 30, 2011			Six Months Ended June 30, 2010
	Net income	Common Shares	Net income per share	Net income	Trust units	Net income per unit
Net income per basic share or unit	$107,813	115,006	$0.94	$186,941	110,528	$1.69
Dilutive effect of share rights or unit rights	–	2,987		–	3,026
Dilutive effect of share awards	–	123		–	–
Conversion of convertible debentures	–	–		177	456
Net income per diluted share or unit	$107,813	118,116	$0.91	$187,118	114,010	$1.64

For the six months ended June 30, 2011, nil share rights (six months ended June 30, 2010 – 1.3 million unit rights) were excluded in calculating the weighted average number of diluted common shares outstanding as they were anti-dilutive.

18.	INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:

	Six Months Ended June 30
	2011	2010
Net income before income taxes	$123,748	$67,357
Expected income taxes at the statutory rate of 26.97% (2010 – 28.49%)	33,375	19,190
Increase (decrease) in income taxes resulting from:
Net income of the Trust prior to the Arrangement	–	(30,130)
Non-taxable portion of foreign exchange (gain) loss	(1,191)	359
Non-deductible items	–	659
Effect of change in income tax rate	(6,749)	1,246
Effect of rate adjustment for foreign jurisdictions	(1,672)	(1,898)
Effect of change in opening tax pool balances	(10,395)	(7,126)
Effect of change in valuation allowance	(1,610)	–
Share-based or unit-based compensation	4,137	7,995
Deferred credit(1)	–	(109,800)
Other	58	–
Deferred income tax expense (recovery)	$15,953	$(119,505)
Current income tax (recovery)	(18)	(79)
Income tax expense (recovery)	$15,935	$(119,584)

(1)
In May 2010, Baytex acquired a number of private entities for use in its internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of a future income tax asset of approximately $147.8 million with a corresponding deferred credit of $109.8 million recognized under previous GAAP, reflecting the difference between the future income tax asset recognized on the transaction and the cash paid. Under IFRS, the deferred credit is derecognized through net income as a deferred income tax recovery.

The components of the net deferred income tax liability are as follows:

As at	June 30, 2011	December 31, 2010	January 1, 2010
Deferred income tax liabilities:
Petroleum and natural gas properties	$(256,571)	$(224,923)	$(196,118)
Financial derivatives	(4,988)	(4,463)	(9,432)
Partnership deferral	(61,635)	(52,327)	(2,921)
Other	(4,009)	(5,025)	(3,875)
Deferred income tax assets:
Asset retirement obligations	45,616	43,339	36,446
Financial derivatives	7,204	7,870	1,789
Non-capital losses	226,118	227,149	13,185
Finance costs	957	1,867	1,996
Net deferred income tax liability	$(47,308)	$(6,513)	$(158,930)

(1)	Non-capital loss carry-forwards totaled $807.5 million (December 31, 2010 – $842.3 million, January 1, 2010 – $48.4 million) and expire from 2015 to 2031.

19.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Petroleum and natural gas revenues	$335,811	$241,144	$625,603	$502,465
Royalty charges	(51,159)	(42,082)	(99,961)	(93,047)
Royalty income	1,088	437	1,611	898
Total revenues, net of royalties	$285,740	$199,499	$527,253	$410,316

20.	FINANCING COSTS

Baytex incurred financing costs on its outstanding liabilities as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Bank loan and other	$3,086	$2,976	$6,807	$5,597
Long-term debt	6,008	3,529	10,704	6,940
Accretion on asset retirement obligation	1,516	1,439	3,000	2,858
Convertible debentures	–	113	–	248
Debt financing costs	2,183	1,377	2,844	1,414
Financing costs	$12,793	$9,434	$23,355	$17,057

21.	SUPPLEMENTAL INFORMATION

Change in Non-Cash Working Capital Items

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Trade and other receivables	$(12,484)	$8,003	$(39,951)	$(14,471)
Crude oil inventory	–	345	1,802	811
Trade and other payables	4,590	(4,048)	56,208	10,188
Foreign exchange	(825)	16	(556)	(149)
	$(8,719)	$4,316	$17,503	$(3,621)
Changes in non-cash working capital related to:
Operating activities	$(2,206)	$(648)	$186	$(10,282)
Investing activities	(6,513)	4,964	17,317	6,661
	$(8,719)	$4,316	$17,503	$(3,621)

Foreign Exchange

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Unrealized foreign exchange (gain) loss	$(4,746)	$7,347	$(9,602)	$2,497
Realized foreign exchange loss (gain)	740	(3,013)	1,666	(2,089)
Foreign exchange (gain) loss	$(4,006)	$4,334	$(7,936)	$408

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends or distributions payable to shareholders or unitholders, bank loan, financial derivatives, long-term debt and convertible debentures.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company’s financial instruments on the condensed consolidated statements of financial position are classified into the following categories:

	June 30, 2011		December 31, 2010		January 1, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL
Cash	$2,059	$2,059	$–	$–	$10,177	$10,177	Level 1
Derivatives	19,546	19,546	16,543	16,543	31,994	31,994	Level 2
Total FVTPL	$21,605	$21,605	$16,543	$16,543	$42,171	$42,171
Loans and receivables
Trade and other receivables	$191,743	$191,743	$151,792	$151,792	$137,154	$137,154	–
Total loans and receivables	$191,743	$191,743	$151,792	$151,792	$137,154	$137,154
Financial Liabilities
FVTPL
Derivatives	$(28,229)	$(28,229)	$(29,171)	$(29,171)	$(13,422)	$(13,422)	Level 2
Total FVTPL	$(28,229)	$(28,229)	$(29,171)	$(29,171)	$(13,422)	$(13,422)
Other financial liabilities
Trade and other payables	$(243,222)	$(243,222)	$(183,314)	$(183,314)	$(186,516)	$(186,516)	–
Dividends or distributions payable to shareholders or unitholders	(23,201)	(23,201)	(22,742)	(22,742)	(19,674)	(19,674)	–
Bank loan	(315,073)	(315,073)	(303,773)	(303,773)	(265,088)	(265,088)	–
Convertible debentures	–	–	–	–	(7,736)	(7,736)	–
Long-term debt	(289,636)	(309,426)	(146,893)	(163,875)	(146,498)	(162,750)	–
Total other financial liabilities	$(871,132)	$(890,922)	$(656,722)	$(673,704)	$(625,512)	$(641,764)

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its Series B senior unsecured debenture, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canada – U.S. exchange rate.

At June 30, 2011, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price(1)
Forward sales	January 1, 2010 to December 31, 2011	US$5.00 million	1.0711
Forward sales	June 1, 2010 to June 30, 2012	US$1.00 million	1.0250
Forward sales	January 1, 2011 to December 31, 2011	US$3.00 million	1.0677
Forward sales	January 1, 2011 to June 30, 2012	US$3.00 million	1.0622
Forward sales	January 1, 2011 to August 31, 2012	US$1.00 million	1.0565
Forward sales	January 1, 2011 to September 30, 2012	US$1.50 million	1.0553
Forward sales	July 1, 2011 to July 31, 2011	US$5.00 million	0.9847
Forward sales	July 1, 2011 to September 30, 2011	US$4.00 million	0.9834
Forward sales	August 1, 2011 to August 31, 2011	US$5.50 million	0.9857
Forward sales	September 1, 2011 to September 30, 2011	US$6.00 million	0.9863
Forward sales	October 1, 2011 to October 31, 2011	US$6.00 million	0.9869
Forward sales	October 1, 2011 to December 31, 2011	US$5.00 million	0.9862
Forward sales	November 1, 2011 to November 30, 2011	US$6.00 million	0.9876
Forward sales	November 1, 2011 to October 31, 2013	US$1.00 million	1.0433
Forward sales	December 1, 2011 to December 31, 2011	US$6.00 million	0.9882
Forward sales	January 1, 2012 to March 31, 2012	US$3.00 million	0.9902
Forward sales	January 1, 2012 to January 31, 2012	US$1.50 million	0.9881
Forward sales	February 1, 2012 to February 28, 2012	US$1.50 million	0.9888
Forward sales	March 1, 2012 to March 31, 2012	US$1.50 million	0.9895
Forward sales	April 1, 2012 to April 30, 2012	US$1.50 million	0.9903
Forward sales	April 1, 2012 to June 30, 2012	US$3.00 million	0.9973
Forward sales	May 1, 2012 to May 31, 2012	US$1.50 million	0.9910
Forward sales	June 1, 2012 to June 30, 2012	US$1.50 million	0.9917
Forward sales	July 1, 2012 to July 31, 2012	US$1.50 million	0.9924
Forward sales	July 1, 2012 to September 30, 2012	US$3.00 million	0.9953
Forward sales	August 1, 2012 to August 31, 2012	US$1.50 million	0.9930
Forward sales	September 1, 2012 to September 30, 2012	US$1.50 million	0.9937
Forward sales	October 1, 2012 to October 31, 2012	US$1.50 million	0.9944
Forward sales	October 1, 2012 to December 31, 2012	US$3.00 million	0.9972
Forward sales	November 1, 2012 to November 30, 2012	US$1.50 million	0.9952
Forward sales	December 1, 2012 to December 31, 2012	US$1.50 million	0.9959
Forward sales	January 1, 2013 to January 31, 2013	US$1.50 million	0.9965
Forward sales	January 1, 2013 to March 31, 2013	US$3.00 million	0.9994
Forward sales	February 1, 2013 to February 28, 2013	US$1.50 million	0.9972
Forward sales	March 1, 2013 to March 31, 2013	US$1.50 million	0.9978
Forward sales	April 1, 2013 to April 30, 2013	US$1.50 million	0.9985
Forward sales	April 1, 2013 to June 30, 2013	US$3.00 million	1.0008
Forward sales	May 1, 2013 to May 31, 2013	US$1.50 million	0.9992
Forward sales	June 1, 2013 to June 30, 2013	US$1.50 million	0.9999
Forward sales	July 1, 2013 to July 31, 2013	US$1.50 million	1.0004
Forward sales	July 1, 2013 to September 30, 2013	US$3.00 million	1.0016
Forward sales	August 1, 2013 to August 31, 2013	US$1.50 million	1.0009
Forward sales	September 1, 2013 to September 30, 2013	US$1.50 million	1.0015
Forward sales	October 1, 2013 to October 31, 2013	US$1.50 million	1.0020
Forward sales	October 1, 2013 to December 31, 2013	US$3.00 million	1.0025
Forward sales	November 1, 2013 to November 30, 2013	US$1.50 million	1.0026
Forward sales	December 1, 2013 to December 31, 2013	US$1.50 million	1.0031

(1)	Based on the weighted average exchange rate (CAD/USD).

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes and comprehensive income due to changes in the fair value of the currency swaps as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at June 30, 2011.

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes and comprehensive income due to changes in the fair value of the currency swaps as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at June 30, 2011.

$0.01 Increase (Decrease) in CAD/USD Exchange Rate
Loss (gain) on currency forward sales agreements	$3,044
Loss (gain) on other monetary assets/liabilities	3,228
Impact on net income before income taxes and comprehensive income	$6,272

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets			Liabilities
	June 30, 2011	December 31, 2010	January 1, 2010	June 30, 2011	December 31, 2010	January 1, 2010
U.S. dollar denominated	US$ 82,995	US$ 72,663	US$ 67,389	US$ 388,852	US$ 230,878	US$ 198,690

Interest rate risk

The Company’s interest rate risk arises from its floating rate bank credit facilities. As at June 30, 2011, $315.1 million of the Company’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the six months ended June 30, 2011 by approximately $1.6 million. Baytex uses a combination of short-term and long-term debt to finance operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

As at June 30, 2011, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	Cdn$150.0 million	9.15%	3-month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at June 30, 2011, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized gain in six months ended June 30, 2011 by approximately $4.4 million.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at June 30, 2011, a 10% increase would decrease the unrealized gain at June 30, 2011 by $22.2 million, while a 10% decrease would increase the unrealized gain at June 30, 2011 by $21.6 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at June 30, 2011, a 10% increase would decrease the unrealized gain at June 30, 2011 by $2.6 million, while a 10% decrease would increase the unrealized gain at June 30, 2011 by $2.5 million.

Financial Derivative Contracts

At June 30, 2011, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	February 2011 to December 2012	500 bbl/d	US$98.33	WTI
Fixed – Sell	March to December 2011	500 bbl/d	US$95.10	WTI
Fixed – Sell	March to December 2011	500 bbl/d	US$96.24	WTI
Fixed – Sell	March to December 2011	500 bbl/d	US$100.76	WTI
Fixed – Sell	March to December 2011	250 bbl/d	US$102.28	WTI
Fixed – Sell	March to December 2011	250 bbl/d	US$104.40	WTI
Price collar	March to December 2011	250 bbl/d	US$95.00 - 107.20	WTI
Price collar	March to December 2011	200 bbl/d	US$100.00 - 112.60	WTI
Time spread	March to December 2011	500 bbl/d	Dec 2013 plus US$1.40	WTI
Price collar	April to December 2011	100 bbl/d	US$100.00 - 117.00	WTI
Price collar	July to December 2011	500 bbl/d	US$90.00 - 95.00	WTI
Time spread	July 2011	2,500 bbl/d	Dec 2013 less US$2.75	WTI
Time spread	August 2011	2,500 bbl/d	Dec 2013 less US$2.31	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	US$85.79	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$86.60	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$85.40	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$85.40	WTI
Fixed – Sell	Calendar 2011	1,500 bbl/d	US$86.60	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	US$87.15	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$90.05	WTI
Fixed – Sell	Calendar 2011	300 bbl/d	US$94.45	WTI
Fixed – Sell	Calendar 2011	200 bbl/d	US$93.20	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$90.75	WTI
Fixed – Sell	Calendar 2011	200 bbl/d	US$94.30	WTI
Price collar	Calendar 2011	500 bbl/d	US$85.00 - 90.00	WTI
Price collar	Calendar 2011	500 bbl/d	US$85.00 - 92.50	WTI
Price collar	Calendar 2011	500 bbl/d	US$87.50 - 92.00	WTI
Price collar	Calendar 2011	500 bbl/d	US$89.00 - 92.20	WTI
Price collar	Calendar 2011	500 bbl/d	US$89.00 - 92.30	WTI
Price collar	Calendar 2011	1,000 bbl/d	US$90.00 - 98.00	WTI
Price collar	Calendar 2011	300 bbl/d	US$91.00 - 97.60	WTI
Price collar	Calendar 2011	200 bbl/d	US$91.50 - 94.85	WTI
Price collar	Calendar 2011	200 bbl/d	US$92.50 - 96.65	WTI
Fixed – Buy	Calendar 2012	200 bbl/d	US$102.50	WTI
Fixed – Buy	January to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Buy	Calendar 2014	380 bbl/d	US$101.06	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Sold call	July to December 2011	3,000 mmBtu/d	US$6.25	NYMEX
Sold call	July to December 2011	3,000 mmBtu/d	US$5.00	NYMEX
Fixed – Sell	July to December 2011	2,500 mmBtu/d	US$4.50	NYMEX
Fixed – Sell	July to December 2011	2,500 mmBtu/d	US$4.62	NYMEX
Fixed – Sell	July to December 2011	1,000 mmBtu/d	US$4.90	NYMEX
Basis swap	Calendar 2011	4,000 mmBtu/d	NYMEX less US$0.615	AECO
Basis swap	Calendar 2011	2,000 mmBtu/d	NYMEX less US$0.490	AECO
Sold call	Calendar 2012	6,000 mmBtu/d	US$5.25	NYMEX
Fixed – Sell	Calendar 2012	1,500 mmBtu/d	US$5.02	NYMEX
Fixed – Sell	Calendar 2012	1,500 mmBtu/d	US$5.02	NYMEX
Fixed – Sell	Calendar 2012	1,000 mmBtu/d	US$5.18	NYMEX
Fixed – Sell	Calendar 2012	1,500 mmBtu/d	US$5.09	NYMEX
Fixed – Sell	Calendar 2012	1,500 mmBtu/d	US$5.09	NYMEX

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Realized loss (gain) on financial derivatives	$8,377	$(12,408)	$6,790	$(21,572)
Unrealized (gain) loss on financial derivatives	(49,602)	9,878	(3,132)	6,656
(Gain) loss on financial derivatives	$(41,225)	$(2,530)	$3,658	$(14,916)

Included in unrealized (gain) loss on financial derivatives is a gain of $0.3 million loss of $2.2 million relating to the conversion feature of the convertible debentures for the three and six months ended June 30, 2010, respectively ($nil for three and six months ended June 30, 2011).

Subsequent to June 30, 2011, Baytex added the following financial derivative contracts.

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	August to December 2011	300 bbl/d	US$99.03	WTI
Fixed – Sell	August to December 2011	300 bbl/d	US$99.88	WTI
Fixed – Sell	Calendar 2012	300 bbl/d	US$100.90	WTI
Fixed – Sell	Calendar 2012	300 bbl/d	US$101.10	WTI
Fixed – Sell	Calendar 2012	200 bbl/d	US$101.21	WTI
Fixed – Sell	Calendar 2012	300 bbl/d	US$102.25	WTI
Price collar	Calendar 2012	400 bbl/d	US$98.00 - 104.52	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 - 104.90	WTI
Price collar	Calendar 2012	200 bbl/d	US$97.50 - 104.25	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 - 105.92	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Basis swap	Calendar 2012	2,500 mmBtu/d	NYMEX less US$0.530	NYMEX

Physical Delivery Contracts

At June 30, 2011, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit
LLB Blend	January to September 2011	1,000 bbl/d	WTI less US$15.25
LLK Blend	June to August 2011	2,000 bbl/d	WTI less US$14.75
WCS Blend	June to August 2011	500 bbl/d	WTI less US$15.50
WCS Blend	July to September 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	April to December 2011	2,000 bbl/d	WTI × 80.25%
WCS Blend	June to August 2011	1,000 bbl/d	WTI less US$17.00
WCS Blend	July to September 2011	2,000 bbl/d	WTI less US$15.60
WCS Blend	October 2011 to December 2014	2,000 bbl/d	WTI × 81.00%
WCS Blend	Calendar 2011	2,000 bbl/d	WTI less US$15.38
WCS Blend	Calendar 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	Calendar 2011	500 bbl/d	WTI less US$15.00
WCS Blend	Calendar 2011	1,000 bbl/d	WTI × 82.00%
WCS Blend	Calendar 2011	1,000 bbl/d	WTI × 82.00%
WCS Blend	Calendar 2011	1,000 bbl/d	WTI × 82.90%
WCS Blend	Calendar 2012	2,000 bbl/d	WTI less US$16.50
WCS Blend	Calendar 2012	2,000 bbl/d	WTI less US$19.75
WCS Blend	January to June 2013	1,250 bbl/d	WTI × 80.00%
WCS Blend	January to June 2013	1,250 bbl/d	WTI less US$21.00
WCS Blend	January to June 2013	3,000 bbl/d	WTI less US$17.00
WCS Blend	July to December 2013	2,750 bbl/d	WTI × 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00

Natural Gas	Period	Volume	Price/Unit
Fixed – Sell	February to November 2011	2,500 GJ/d	AECO Cdn$5.03
Price collar	Calendar 2011	2,500 GJ/d	AECO Cdn$5.50 - 7.10
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.80
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.71
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$5.00
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.82
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.88

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at June 30, 2011, Baytex had available unused bank credit facilities in the amount of $384.9 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$243,222	$243,222	$–	$–	$–
Dividends payable to shareholders	23,201	23,201	–	–	–
Bank loan(1)	315,073	–	315,073	–	–
Long-term debt(2)	294,645	–	–	–	294,645
	$876,141	$266,423	$315,073	$–	$294,645

(1)
The bank loan is a three-year covenant-based revolving loan that is extendible annually, for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2014 with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company’s trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers that all financial assets that are not impaired or past due for each of the reporting dates under review are of good credit quality. None of the Company’s financial assets are secured by collateral.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts.

23.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders’/unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred tax assets or liabilities and unrealized gains or losses on financial derivative contracts)) and the principal amount of long-term debt. At June 30, 2011, total monetary debt was $682.3 million.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Company may adjust the amount of its dividends, adjust its level of capital spending, issue new shares or debt, or sell assets to reduce debt.

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is not a measurement based on GAAP, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Company’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Company continuously monitors its funds from operations and evaluates its dividend policy and capital spending plans.

Although Baytex has changed its legal form to a corporation, the Company’s financial objectives and strategy over the last two completed fiscal years as described above have remained substantially unchanged. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

Baytex is subject to financial covenants relating to its senior unsecured debentures and the credit facilities of Baytex Energy. Baytex is in compliance with all financial covenants.

24.	SUBSEQUENT EVENTS

On August 9, 2011, Baytex Energy completed the acquisition of natural gas assets located in the Aurora area of west central Alberta. The total consideration for the acquisition of $22.4 million (net of adjustments) was funded by drawing on Baytex Energy’s revolving credit facilities.

On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the “Shelf Prospectus”). The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the “Guarantor Subsidiaries”). The guarantees of the Guarantor Subsidiary are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy’s credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present condensed interim unaudited consolidating financial information as at June 30, 2011 and December 31, 2010 and for the three months and six months ended June 30, 2011 and 2010 for: 1) Baytex, on a stand-alone basis, 2) Guarantor Subsidiaries, on a stand- alone basis, 3) Non-guarantor Subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at June 30, 2011
Current assets	$184	$209,801	$245	$–	$210,230
Intercompany advances and investments	1,808,030	–	71,865	(1,879,895)	–
Non-current assets	1,073	2,072,246	–	–	2,073,319
Current liabilities	31,573	252,112	11	(112,207)	283,696
Bank loan and long-term debt	289,636	315,073	–	–	604,709
Asset retirement obligation and other non-current liabilities	$–	$243,507	$–	$–	$243,507
As at December 31, 2010
Current assets	$14	$167,488	$27	$(14)	$167,515
Intercompany advances and investments	1,687,861	–	68,478	(1,756,339)	–
Non-current assets	1,138	1,812,370	–	–	1,813,508
Current liabilities	27,539	198,788	41	–	226,368
Bank loan and long-term debt	146,893	303,773	–	–	450,666
Asset retirement obligation and other non-current liabilities	$–	$192,853	$–	$–	$192,853
For six months ended June 30, 2011
Revenues, net of royalties	$10,181	$527,253	$4,250	$(14,431)	$527,253
Production, operation and exploration	–	104,482	–	–	104,482
Transportation and blending	–	131,678	–	–	131,678
General, administrative and share-based compensation	769	35,020	116	(750)	35,155
Financing, derivatives and foreign exchange	7,373	11,742	(38)	–	19,077
Depletion and depreciation	–	113,113	–	–	113,113
Taxes	64	15,871	–	–	15,935
Net income	$1,975	$115,347	$3,655	$(13,164)	$107,813
For three months ended June 30, 2011
Revenues, net of royalties	$5,749	$285,740	$2,434	$(8,184)	$285,740
Production, operation and exploration	–	53,540	–	–	53,540
Transportation and blending	–	67,518	–	–	67,518
General, administrative and share-based compensation	374	15,991	53	(375)	16,043
Financing, derivatives and foreign exchange	2,677	(35,115)	–	–	(32,438)
Depletion and depreciation	–	56,469	–	–	56,469
Taxes	64	17,681	–	–	17,745
Net income	$2,634	$109,656	$1,865	$(7,292)	$106,863
For six months ended June 30, 2010
Revenues, net of royalties	$115,440	$410,316	$2,750	$(118,190)	$410,316
Production, operation and exploration	–	96,626	–	–	96,626
Transportation and blending	–	97,956	–	–	97,956
General, administrative and unit-based compensation	750	48,895	187	(750)	49,082
Financing, derivatives and foreign exchange	9,431	(6,880)	(2)	–	2,549
Depletion and depreciation	2,634	94,112	–	–	96,746
Taxes	1,645	(121,246)	17	–	(119,584)
Net income	$100,980	$200,853	$2,548	$(117,440)	$186,941
For three months ended June 30, 2010
Revenues, net of royalties	$54,207	$199,499	$1,384	$(55,591)	$199,499
Production, operation and exploration	–	48,546	–	–	48,546
Transportation and blending	–	45,917	–	–	45,917
General, administrative and unit-based compensation	374	5,961	77	(375)	6,037
Financing, derivatives and foreign exchange	3,336	7,904	(2)	–	11,238
Depletion and depreciation	1,305	47,560	–	–	48,865
Taxes	1,915	(120,468)	9	–	(118,544)
Net income	$47,277	$164,079	$1,300	$(55,216)	$157,440

For six months ended June 30, 2011
Operating activities	$168,969	$97,505	$141	$(517)	$266,098
Payment of dividends	(104,020)	–	–	–	(104,020)
Increase in bank loan	–	16,753	–	–	16,753
Increase (decrease) in intercompany loans	(232,376)	264,996	(32,620)	–	–
Proceeds from issuance of long-term debt	145,810	–	–	–	145,810
Increase in investments		(32,996)		32,996	–
Increase in equity	28,480	–	32,996	(32,996)	28,480
Interest paid	(6,863)	(9,524)	–	–	(16,387)
Financing activities	(168,969)	239,229	376	–	70,636
Additions to exploration and evaluation assets	–	(7,444)	–	–	(7,444)
Additions to oil and gas properties	–	(188,023)	–	–	(188,023)
Property acquisitions	–	(37,333)	–	–	(37,333)
Corporate acquisitions	–	(118,671)	–	–	(118,671)
Additions to other plant and equipment, net of disposals	–	(825)	–	–	(825)
Acquisitions of financing entities	–	–	–	–	–
Change in non-cash working capital	–	17,317	–	–	17,317
Investing activities	–	(334,979)	–	–	(334,979)
Impact of foreign currency translation on cash balances	$–	$304	$–	$–	$304
For six months ended June 30, 2010
Operating activities	$572,170	$(355,998)	$(202)	$–	$215,970
Payment of distributions	(96,408)	–	–	–	(96,408)
Increase in bank loan	–	74,311	–	–	74,311
Increase (decrease) in intercompany loans	(572,919)	573,666	(747)	–	–
Increase in investments		(801)		801	–
Increase in equity	11,647	–	801	(801)	11,647
Interest paid	(6,645)	(6,831)	–	–	(13,476)
Financing activities	(664,325)	640,345	54	–	(23,926)
Additions to exploration and evaluation assets	–	(14,849)	–	–	(14,849)
Additions to oil and gas properties	–	(97,861)	–	–	(97,861)
Property acquisitions	–	(7,864)	–	–	(7,864)
Corporate acquisitions	–	(40,314)	–	–	(40,314)
Additions to other plant and equipment, net of disposals	–	(6,732)	–	–	(6,732)
Acquisitions of financing entities	–	(38,000)	–	–	(38,000)
Change in non-cash working capital	–	6,661	–	–	6,661
Investing activities	–	(198,959)	–	–	(198,959)
Impact of foreign currency translation on cash balances	$–	$(246)	$–	$–	$(246)

25.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with previous GAAP. The Accounting Standards Board confirmed that IFRS will replace previous GAAP for financial periods beginning January 1, 2011 with restatement required for comparative purposes of amounts reported for year ended December 31, 2010, including the opening statement of financial position as at January 1, 2010.

The Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011 and the significant accounting policies meeting those requirements are described in note 3.

The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date should be applied retrospectively. However, IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas. The Company has taken all mandatory exceptions and the following optional exemptions:

•	IFRS 2, “Share-based Payment”, has not been applied to any liabilities arising from share-based payment transactions that settled before January 1, 2010.

•
Deemed costs of oil and gas assets are based on exploration and evaluation assets at the amount determined under previous GAAP and assets in the development or production phases at the amount determined for the cost centre under previous GAAP, allocated to the cost centres’ underlying assets pro rata using reserve values as of January 1, 2010.

•
IFRS Interpretations Committee (“IFRIC”) 1, “Determining whether an Arrangement contains a Lease”, transition rules have been applied that allow determination of whether any existing arrangement at January 1, 2010 contains a lease on the basis of the facts and circumstances existing at that date.

•
IFRS 3, “Business Combinations”, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010, the Company’s date of transition.

•	Cumulative translation differences are deemed to be $nil at January 1, 2010 and deficit adjusted by the same amount.

•
Asset retirement liabilities included in the cost of property, plant and equipment are measured as at January 1, 2010 in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, and the difference between that amount and the carrying amount of those liabilities at January 1, 2010 determined under previous GAAP are recognized directly in deficit.

•
IAS 23, “Borrowing Costs”, transition rules have been applied that allow application of the standard to borrowing costs related to qualifying assets for which the commencement date for capitalization is on or after the effective date, January 1, 2010.

CONDENSED CONSOLIDATED STATEMENTS
OF INCOME AND COMPREHENSIVE INCOME – IFRS

		Three Months Ended June 30, 2010			Six Months Ended June 30, 2010
(thousands of Canadian dollars) (unaudited)	Note	Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS
Revenues
Petroleum and natural gas	N	$241,564	$(42,065)	$199,499	$503,346	$(93,030)	$410,316
Royalties	F,N	(38,614)	38,614	–	(85,962)	85,962	–
Gain on financial derivatives		2,224	(2,224)	–	17,161	(17,161)	–
		205,174	(5,675)	199,499	434,545	(24,229)	410,316
Expenses
Exploration and evaluation	B	–	6,159	6,159	–	12,005	12,005
Production and operating		42,766	(379)	42,387	85,062	(441)	84,621
Transportation and blending		45,917	–	45,917	97,956	–	97,956
General and administrative		9,291	600	9,891	20,422	600	21,022
Unit-based compensation	J	2,392	(6,246)	(3,854)	4,846	23,214	28,060
Financing costs	H, I	9,014	420	9,434	16,215	842	17,057
Gain on financial derivatives	G	–	(2,530)	(2,530)	–	(14,916)	(14,916)
Foreign exchange loss		4,334	–	4,334	408	–	408
Depletion and depreciation	D	66,209	(17,344)	48,865	131,135	(34,389)	96,746
		179,923	(19,320)	160,603	356,044	(13,085)	342,959
Net income before income taxes		25,251	13,645	38,896	78,501	(11,144)	67,357
Income tax expense (recovery)
Current	F	3,390	(3,469)	(79)	7,007	(7,086)	(79)
Deferred	L, M	(11,166)	(107,299)	(118,465)	(13,487)	(106,018)	(119,505)
		(7,776)	(110,768)	(118,544)	(6,480)	(113,104)	(119,584)
Net income attributable to unitholders		$33,027	$124,413	$157,440	$84,981	$101,960	$186,941
Other comprehensive (income) loss
Foreign currency translation adjustment		(7,610)	175	(7,435)	(2,466)	137	(2,329)
Comprehensive income		$40,637	$124,238	$164,875	$87,447	$101,823	$189,270

CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION – IFRS

As at		December 31, 2010			June 30, 2010			January 1, 2010
(thousands of Canadian dollars) (unaudited)	Note	Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS
Assets
Current assets
Cash	O	$–	$–	$–	$3,016	$–	$3,016	$10,177	$–	$10,177
Trade and other receivables	A	151,792	–	151,792	151,625	–	151,625	137,154	–	137,154
Crude oil inventory		1,802	–	1,802	573	–	573	1,384	–	1,384
Future income tax asset	A,M	5,480	(5,480)	–	698	(698)	–	1,371	(1,371)	–
Financial derivatives		13,921	–	13,921	29,830	–	29,830	29,453	–	29,453
		172,995	(5,480)	167,515	185,742	(698)	185,044	179,539	(1,371)	178,168
Non-current assets
Deferred income tax asset	A,M	150,190	(142,320)	7,870	150,199	(147,102)	3,097	418	1,371	1,789
Financial derivatives		2,622	–	2,622	2,578	–	2,578	2,541	–	2,541
Exploration and evaluation assets	B	–	113,082	113,082	–	118,994	118,994	–	124,621	124,621
Oil and gas properties	A,C,D,I	1,683,650	(59,021)	1,624,629	1,716,464	(124,820)	1,591,644	1,663,752	(151,717)	1,512,035
Other plant and equipment	E	–	27,550	27,550	–	30,314	30,314	–	27,096	27,096
Goodwill		37,755	–	37,755	37,755	–	37,755	37,755	–	37,755
		$2,047,212	$(66,189)	$1,981,023	$2,092,738	$(123,312)	$1,969,426	$1,884,005	$–	$1,884,005
Liabilities
Current liabilities
Trade and other payables	A	$179,269	$4,045	$183,314	$190,847	$6,623	$197,470	$180,493	$6,023	$186,516
Distributions payable to unitholders		22,742	–	22,742	20,027	–	20,027	19,674	–	19,674
Bank loan		–	–	–	–	–	–	265,088	–	265,088
Convertible debentures		–	–	–	5,864	–	5,864	7,736	–	7,736
Future income tax liability	A,M	3,756	(3,756)	–	8,498	(8,498)	–	8,683	(8,683)	–
Financial derivatives	G	20,312	–	20,312	2,450	7,250	9,700	4,650	7,354	12,004
		226,079	289	226,368	227,686	5,375	233,061	486,324	4,694	491,018
Non-current liabilities
Bank loan		303,773	–	303,773	341,919	–	341,919	–		–
Long-term debt	H	150,000	(3,107)	146,893	150,000	(3,309)	146,691	150,000	(3,502)	146,498
Deferred credit	L	109,800	(109,800)	–	109,800	(109,800)	–	–	–	–
Asset retirement obligations	I	52,373	117,238	169,611	57,679	89,687	147,366	54,593	87,276	141,869
Unit-based payment liability	J	–	–	–	–	96,525	96,525	–	91,559	91,559
Deferred income tax liability	A,M	167,302	(152,919)	14,383	176,157	(163,055)	13,102	179,673	(18,954)	160,719
Financial derivatives		8,859	–	8,859	8,419	–	8,419	1,418	–	1,418
		1,018,186	(148,299)	869,887	1,071,660	(84,577)	987,083	872,008	161,073	1,033,081
Shareholders’/Unitholders’ Equity
Shareholders’ capital	J	1,390,034	94,301	1,484,335	–	–	–	–	–	–
Unitholders’ capital	G,J	–	–	–	1,336,356	56,495	1,392,851	1,295,931	35,230	1,331,161
Conversion feature of convertible debentures	G	–	–	–	282	(282)	–	374	(374)	–
Contributed surplus	J	20,131	108,998	129,129	21,211	(21,211)	–	20,371	(20,371)	–
Accumulated other comprehensive (loss) income	K	(14,607)	4,284	(10,323)	(1,433)	3,762	2,329	(3,899)	3,899	–
Deficit		(366,532)	(125,473)	(492,005)	(335,338)	(77,499)	(412,837)	(300,780)	(179,457)	(480,237)
		1,029,026	82,110	1,111,136	1,021,078	(38,735)	982,343	1,011,997	(161,073)	850,924
		$2,047,212	$(66,189)	$1,981,023	$2,092,738	$(123,312)	$1,969,426	$1,884,005	$–	$1,884,005

A)	Presentation Differences

Certain presentation differences between previous GAAP and IFRS have no impact on reported net income or total equity.

Some line items are described differently (renamed) under IFRS compared to previous GAAP. These line items are as follows (with previous GAAP descriptions in brackets):

•	Trade and other receivables (Accounts receivable)

•	Oil and gas properties (Petroleum and natural gas properties)

•	Deferred income tax asset/liability (Future income tax asset/liability)

•	Trade and other payables (Accounts payable and accrued liabilities)

B)	Exploration and Evaluation

Under previous GAAP, petroleum and natural gas properties included certain exploration and evaluation expenditures incurred within a country-by-country cost centre. Under IFRS, such exploration and evaluation expenditures are recognized as tangible or intangible based on their nature and subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are expensed.

Exploration and evaluation assets at January 1, 2010 were deemed to be $124.6 million, being the amount recorded as the undeveloped land balance under previous GAAP. This has resulted in the reclassification from property, plant and equipment to intangible exploration assets of $124.6 million in the opening IFRS statement of financial position. For the twelve months ended December 31, 2010, Baytex had exploration and evaluation asset expenditures of $37.4 million, corporate acquisitions of $2.5 million, transfer to oil and gas properties of $29.1 million, transfers of $18.9 million to expense related to lease expiries and a decrease due to foreign currency translation of $3.3 million.

During the three months ended June 30, 2010, Baytex expensed $4.6 million of exploration and evaluation assets related to lease expiries and $1.6 million in direct exploration costs. For the six months ended June 30, 2010, Baytex had exploration and evaluation asset expenditures of $14.8 million, corporate acquisitions of $2.5 million, transfers to oil and gas properties of $14.7 million, transfers to expense related to lease expiries of $9.1 million and an increase due to foreign currency translation of $0.9 million. For the six months ended June 30, 2010, Baytex expensed $2.9 million in direct exploration costs.

C)	Oil and Gas Properties

IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date. The Company has allocated the amount recognized under previous GAAP as at January 1, 2010 using reserve values to the assets at an area level. This has resulted in oil and gas properties of $1,512.0 million in the opening IFRS statement of financial position.

Previous GAAP utilized full cost accounting whereby gains and losses were not recognized upon the divestiture of oil and gas assets unless such a divestiture would alter the rate of depletion by 20% or more. Under IFRS, gains and losses are recognized based on the difference between the net proceeds from the divestiture and the carrying value of the asset disposed.

D)	Depletion

Upon transition to IFRS, the Company adopted a policy of depleting oil and gas properties on a “units of production” basis over proved plus probable reserves on an area basis rather than a cost pool basis under previous GAAP. The depletion policy under previous GAAP was units of production over proved reserves on a country basis.

There is no impact to depletion on transition to IFRS at January 1, 2010. For the three months ended June 30, 2010, this change resulted in a decrease in depletion expense of $18.5 million with a corresponding increase in oil and gas properties. For the six months ended June 30, 2010, this change resulted in a decrease in depletion expense of $36.3 million with a corresponding increase in oil and gas properties.

E)	Other Plant and Equipment

Contains amounts previously grouped within petroleum and natural gas properties.

F)	Current Income Tax Expense

Under previous GAAP, Saskatchewan resource surcharge expense was classified as current income tax. Under IFRS, Saskatchewan resource surcharge is considered a royalty and is netted against petroleum and natural gas revenues. Saskatchewan resource surcharge for the three months ended June 30, 2010 netted in revenues is $3.5 million. For the six months ended June 30, 2010 netted in revenues is $7.1 million.

G)	Conversion Feature of Convertible Debentures

Under previous GAAP, the convertible debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ or shareholders’ equity. The debt portion accreted up to the principal balance at maturity. If the debentures were converted to trust units, a portion of the value of the conversion feature under unitholders’ equity was reclassified to unitholders’ capital along with principal amounts converted.

Under IFRS, the conversion feature of the convertible debentures has been classified as a financial derivative liability. The financial derivative liability requires a fair value method of accounting and changes in the fair value of the derivative liability are recognized in the statements of income and comprehensive income. If the debentures were converted to trust units, the fair value of the conversion feature under financial derivative liability was reclassified to unitholders’/shareholders’ capital along with the principal amounts converted. The impact on adoption to IFRS at January 1, 2010 was an additional liability of $7.4 million, an increase of $33.4 million in unitholders’ capital with a corresponding $40.4 million charge to deficit and a decrease of $0.4 million in the conversion feature of convertible debentures.

Under IFRS, for the six months ended June 30, 2010, the increase in unitholders’/shareholders’ equity of $2.2 million and the increase of $0.1 million in conversion feature of convertible debentures had a corresponding decrease in the $0.1 million liability recorded at January 1, 2010 and a $2.2 million decrease in gain on financial derivatives in net income (three months ended June 30, 2010 – $0.3 million increase in gain on financial derivatives in net income).

H)	Long-term Debt

Under previous GAAP, the Company’s policy was to immediately expense transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability. Under IFRS, the transaction costs for financial instruments carried at amortized cost are included in the calculation of the effective interest rate and effectively amortized through net income over the term of the instrument. Baytex’s $150.0 million principal amount of Series A senior unsecured debentures are classified as other financial liabilities. Under IFRS, the senior unsecured debentures are carried at amortized cost, net of the associated $3.6 million transaction costs, which will accrete up to the principal balance at maturity using the effective interest rate. Under IFRS, a reduction in the long-term debt liability of $3.5 million had a corresponding decrease in deficit at January 1, 2010. Accretion expense included in finance costs for the three months ended June 30, 2010 is $0.1 million. Accretion expense included in finance costs for the six months ended June 30, 2010 is $0.2 million.

I)	Asset Retirement Obligations

Under IFRS, Baytex uses a risk free interest rate to discount the estimated fair value of its asset retirement obligations associated with the related oil and gas properties. Under previous GAAP, the Company used a credit-adjusted risk free interest rate. A lower discount rate under IFRS increases the asset retirement obligations. In addition, under IFRS the asset retirement obligations are measured using the best estimate of the expenditures to be incurred and current discount rates at each remeasurement date with the corresponding adjustment to the cost of the related oil and gas properties. Existing liabilities under previous GAAP are not remeasured using current discount rates.

Under previous GAAP, the Company’s asset retirement obligations were recorded using the credit-adjusted risk free rate of 8.0%. Under IFRS, the Company’s asset retirement obligations are recorded using the risk free rate of 3.5% at December 31, 2010 (4.0% at January 1, 2010 and June 30, 2010). Under IFRS, an additional liability of $87.3 million was charged to deficit at January 1, 2010. At December 31, 2010, excluding the January 1, 2010 adjustment, the lower discount rates used resulted in an additional liability of $30.0 million and a resulting $28.7 million increase to the related oil and gas properties.

For the three months ended June 30, 2010, the $1.1 million accretion expense on asset retirement obligations under previous GAAP was reclassified to finance costs and an additional accretion expense on asset retirement obligations of $0.3 million has been recognized in net income under IFRS (six months ended June 30, 2010 – $2.2 million reclassified to finance costs and an additional accretion expense of $0.6 million).

J)	Unit-based Compensation

Under previous GAAP, the obligation associated with the Unit Rights Plan is considered to be equity-based and the related unit-based compensation was calculated using the binomial-lattice model to estimate the fair value of the outstanding unit rights at grant date. The exercise of unit rights was recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Under IFRS, prior to the conversion to a corporation, the obligation associated with the Unit Rights Plan was considered a liability and the fair value of the liability is remeasured at each reporting date and at settlement date. Any changes in fair value are recognized in net income for the period. For periods prior to the conversion to a corporation remeasuring the fair value of the obligation each reporting period will increase or decrease the unit-based payment liability, unitholders’ capital and compensation expense recognized. Upon conversion to a corporation, the outstanding Unit Rights Plan was modified to become the new Share Rights Plan, effectively changing the related classification from liability-settled to equity-settled. The expense recognized from the date of the plan modification over the remainder of the vesting period is determined based on the fair value of the reclassified unit rights at the date of the modification. Upon transition of IFRS at January 1, 2010, an additional unit-based payment liability of $91.6 million and a decrease of $20.4 million in contributed surplus resulted in a corresponding $71.2 million charge to deficit.

Under IFRS, in addition to the January 1, 2010 adjustments discussed above, at June 30, 2010 the remeasurement of the liability at reporting date and at settlement date resulted in the recognition of an additional unit-based compensation expense of $23.2 million, with a corresponding decrease of $0.8 million in contributed surplus, an increase of $19.1 million in shareholders’/unitholders’ equity and an increase of $5.0 million in unit-based payment liability.

K)	Accumulated Other Comprehensive Loss

Under previous GAAP, amounts are composed entirely of currency translation adjustments on self-sustaining foreign operations. Under IFRS, the Company has elected to deem cumulative currency translation differences as $nil at January 1, 2010. At January 1, 2010, this has resulted in a decrease in accumulated other comprehensive loss with a corresponding increase in deficit of $3.9 million.

L)	Deferred Credit

Baytex acquired several private entities to be used in its internal financing structure. Under previous GAAP, the excess of amounts assigned to the acquired assets over the consideration paid is classified as a deferred credit. Under IFRS, the deferred credit is derecognized through net income as a deferred income tax recovery. For the three months and six months ended June 30, 2010, a deferred income tax recovery of $109.8 million was recorded in net income for amounts previously recognized as a deferred credit.

M)	Deferred Income Taxes

Under IFRS, deferred income taxes are required to be presented as non-current. Upon transition to IFRS, the Company recognized a $27.6 million reduction in the net deferred income tax liability entirely resulting from the tax impact of the adjustments from previous GAAP to IFRS with a decrease to deficit of $25.8 million and a decrease to unitholders’ capital of $1.8 million.

For the three months ended June 30, 2010, the application of the IFRS adjustments resulted in a $107.3 million increase to the Company’s deferred income tax recovery. For the six months ended June 30, 2010, the transition to IFRS resulted in a $106.0 million increase to the Company’s deferred income tax recovery. The increase in deferred income tax recovery is due to the deferred credit derecognized through net income under IFRS.

Under IFRS, taxable and deductible temporary differences related to the legal entity of the Trust must be measured using the highest marginal personal tax rate of 39%, as opposed to the corporate tax rates used under previous GAAP, resulting in an increase to the deferred income tax asset of $5.1 million at January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, the total deferred income tax asset related to the Trust was adjusted to the corporate tax rate of approximately 25% and derecognized through net income on December 31, 2010.

N)	Royalties

Under previous GAAP, gross petroleum and natural gas revenues and royalties were presented separately. Under IFRS, petroleum and natural gas revenues are presented net of crown, third-party, gross overriding royalties and production taxes.

O)	Statements of Cash Flows

The transition from previous GAAP to IFRS had no material effect on the reported cash flows generated by the Company.

ABBREVIATIONS

AcSB	Accounting Standards Board
AECO	the natural gas storage facility located at Suffield, Alberta
ASC	Accounting Standards Codification
bbl	barrel
bbl/d	barrel per day
bcf	billion cubic feet
boe*	barrels of oil equivalent
boe/d*	barrels of oil equivalent per day
COSO	Committee of Sponsoring Organizations of the Treadway Commission
DRIP	Dividend Reinvestment Plan
GAAP	generally accepted accounting principles
GJ	gigajoule
GJ/d	gigajoule per day
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LLB	Lloyd Light Blend
LLK	Lloyd Kerrobert
mbbl	thousand barrels
mboe*	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbl	million barrels
mmboe*	million barrels of oil equivalent
mmBtu	million British Thermal Units
mmBtu/d	million British Thermal Units per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	Megawatt
NGL	natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
TSX	Toronto Stock Exchange
WCS	Western Canadian Select
WTI	West Texas Intermediate

*
BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    CORPORATE INFORMATION

BOARD OF DIRECTORS

Raymond T. Chan
Executive Chairman
Baytex Energy Corp.

John A. Brussa (2)(3)(4)
Partner
Burnet, Duckworth & Palmer LLP

Edward Chwyl (2)(3)(4)
Lead Independent Director
Independent Businessman

Naveen Dargan (1)(2)(4)
Independent Businessman

R. E. T. (Rusty) Goepel (1)
Senior Vice President
Raymond James Ltd.

Anthony W. Marino
President & Chief Executive Officer
Baytex Energy Corp.

Gregory K. Melchin (1)
Independent Businessman

Dale O. Shwed (3)
President & Chief Executive Officer
Crew Energy Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Reserves Committee
(4) Member of the Nominating and Governance Committee

HEAD OFFICE
Centennial Place, East Tower
Suite 2800, 520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
T 587-952-3000
F 587-952-3001
Toll-free: 1-800-524-5521
www.baytex.ab.ca

AUDITORS
Deloitte & Touche LLP

BANKERS
The Toronto-Dominion Bank
Alberta Treasury Branches
Bank of America
Bank of Montreal
Bank of Nova Scotia
BNP Paribas (Canada)
Canadian Imperial Bank of Commerce
Credit Suisse AG
National Bank of Canada
Royal Bank of Canada
Société Générale
Union Bank of California

OFFICERS
Raymond T. Chan
Executive Chairman

Anthony W. Marino
President & Chief Executive Officer

W. Derek Aylesworth
Chief Financial Officer

Marty L. Proctor
Chief Operating Officer

Randal J. Best
Senior Vice President,
Corporate Development

Stephen Brownridge
Vice President, Exploration

Murray J. Desrosiers
Vice President,
General Counsel and Corporate Secretary

Brian G. Ector
Vice President, Investor Relations

Michael S. Kaluza
Vice President, Planning

Brett J. McDonald
Vice President, Land

Timothy R. Morris
Vice President, U.S. Business Development

R. Shaun Paterson
Vice President, Marketing

Richard P. Ramsay
Vice President, Heavy Oil

Mark F. Smith
Vice President, Conventional Oil & Gas

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

RESERVES ENGINEERS
Sproule Associates Limited

TRANSFER AGENT
Valiant Trust Company

EXCHANGE LISTINGS
Toronto Stock Exchange
New York Stock Exchange
Symbol: BTE